Form 10KSB40, Exhibit 13
period 1998-12-31
PCB HOLDING CO
filed 1999-03-26
CIK 1057818

                                  EXHIBIT 13

                Portions of 1998 Annual Report to Stockholders

--------------------------------------------------------------------------------
                              PCB HOLDING COMPANY
--------------------------------------------------------------------------------



                               TABLE OF CONTENTS

                                                     Page

Letter to Stockholders............................       1
Selected Financial and Other Data.................     2-3
Management's Discussion and Analysis of
  Financial Condition and Results of Operations...    4-12
Independent Auditor's Report......................      14
Financial Statements..............................   15-18
Notes to Financial Statements.....................   19-33
Board of Directors................................      34
Corporate Information.............................      35

                            BUSINESS OF THE COMPANY

     PCB Holding Company (the Company) is the holding company of Peoples Community Bank (the Bank).

          The Bank's savings accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its office located at 819 Main Street, Tell City, Indiana. The telephone number is (812) 547-7094.

          The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Perry County, Indiana, and, to a lesser extent, contiguous counties. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank also purchases participation interests in multi-family and commercial real estate loans originated by other financial institutions and secured by properties located throughout Indiana. To a lesser extent, the Bank originates multi-family loans, commercial real estate loans, residential construction loans and consumer loans. The Bank invests excess liquidity primarily in U.S. government and agency securities and, to a lesser extent, mortgage-backed securities issued by U.S. government agencies, and local municipal obligations.

                              PCB HOLDING COMPANY
                                819 Main Street
                                  P. O. Box 68
                           Tell City, Indiana  47586



                              TO OUR STOCKHOLDERS

Fellow Shareholders of PCB Holding Company,

I am pleased to present to you the first Annual Report of PCB Holding Company.

This has been a year of change. In July of 1998, we completed our conversion from a state chartered, mutual building and loan association to a federally chartered stock savings bank. As part of this conversion, we adopted the name Peoples Community Bank. Our new name reflects our goal of providing a wider variety of products and services to our customers.

For over 80 years we operated as a traditional "Building and Loan," investing primarily in single family housing and offering a small variety of deposit services. As the financial environment changed, our board of directors recognized that we needed to change as well in order to continue to satisfy the banking needs of our community.

The conversion reorganized the Bank into the form used by most commercial banks and businesses and provided us with additional capital to support the expansion of our banking services.

Since our conversion, we have added a variety of services, including three different types of consumer loans and several types of checking accounts. We are currently investigating other opportunities, including ATM's, line of credit lending, and increasing our commercial loan portfolio.

We remain committed to increasing our services without jeopardizing the value of the institution.

The enclosed Annual Report indicates an increase in profits from 1997, which was due primarily to the investment of the proceeds of our stock offering. We hope to increase profits as additional services are added and the initial expense of "start-up" is absorbed.

We thank you for your support and interest. As fellow shareholders, we look forward to what we believe is a bright future together.

Sincerely,

/s/ Carl D. Smith

Carl D. Smith
President-Chief Executive Officer

--------------------------------------------------------------------------------
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

General

PCB Holding Company (the Company) is the parent to its wholly owned subsidiary, Peoples Community Bank (the Bank), a community-oriented financial institution offering traditional financial services primarily to residents of Perry County, Indiana, and, to a lesser extent, contiguous counties. The Company has no other material income other than that generated by the Bank. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate loans and consumer loans. The Bank invests excess liquidity primarily in U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Bank. The information contained in this section should be read in conjunction with the financial statements and the accompanying notes to financial statements included elsewhere in this report.

Operating Strategy

The Bank's results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits and, if utilized, borrowings from the Federal Home Loan Bank of Indianapolis. The Bank's net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

The Bank's current business strategy is to operate as a well capitalized, locally owned community bank. This strategy has been implemented in recent years by controlling growth, emphasizing the origination of residential mortgage loans in the Bank's primary market area, improving asset quality, controlling operating expenses, and expanding customer services. The Bank has been successful in implementing its business strategy as the results have been reflected in the stated growth in assets, loans and stockholders' equity.

Conversion and Stock Offering

On July 1, 1998, the Bank completed a conversion and stock offering whereby the Bank converted from the mutual to the stock form of organization. As part of the conversion, the Bank became a wholly-owned subsidiary of the Company which offered common stock to certain current and former depositor and borrower customers of the Bank in a subscription offering. The Company issued 396,750 shares of common stock with gross proceeds of $3,967,500 as a result of the offering. Total expenses in connection with the conversion and offering amounted to $308,000 and were charged against the proceeds from the offering.

Comparison of Financial Condition at December 31, 1998 and 1997

Total assets increased 15.7% from $22.0 million at December 31, 1997 to $25.4 million at December 31, 1998, primarily as a result of increases in loans receivable and interest bearing deposits with banks, which were funded by the proceeds from the issuance of common stock.

Loans receivable, net, were $20.9 million at December 31, 1998, compared to $19.3 million at December 31, 1997, a 8.5% increase. This increase resulted primarily from increases in residential real estate mortgage loans of $1.0 million and consumer loans of $550,000.

Securities available for sale, carried at fair value increased 16.2% from $1.3 million at December 31, 1997 to $1.5 million at December 31, 1998. During 1998, the Bank had maturities of $1.7 million and purchases of $1.9 million.

The investment in mortgage-backed securities held to maturity was eliminated due to principal repayment during 1998.

Cash and interest bearing deposits increased from $752,000 at December 31, 1997 to $2.4 million at December 31, 1998 as a result of excess liquidity funded by the net proceeds from the issuance of common stock.

Total deposits decreased 1.7% from $19.8 million at December 31, 1997 to $19.5 million at December 31, 1998 primarily as a result of deposit account holders use of deposits for the purchase of common stock in the conversion.

Stockholders' equity increased from $2.1 million at December 31, 1997 to $5.8 million at December 31, 1998. This increase resulted from retained net income during the year ended December 31, 1998 of $89,000, net proceeds from the issuance of common stock of $3.7 million and a net decrease in the unrealized loss on securities available for sale of $9,000. Stockholders' equity as a percent of total assets increased from 9.5% at December 31, 1997 to 23.0% at December 31.

Comparison of Operating Results for the Years Ended December 31, 1998 and 1997

Net Income. Net income was $109,000 for the year ended December 31, 1998, compared to $70,000 for the year ended December 31, 1997. The primary reason for the increase in net income for 1998 was the increase in net interest income provided by the growth in interest earning assets which was funded primarily by the issuance of common stock.

Net Interest Income. Net interest income increased 29.0% from $539,000 in 1997 to $696,000 in 1998 as a result of an increase in total interest income, and a decrease in interest expense. The average yield earned on interest-earning assets and the average cost of interest-bearing liabilities remained relatively constant. See "Average Balance Sheet" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 1998 and 1997 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

Provision for Loan Losses. Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered reasonable by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. In determining the adequacy of the allowance for loan losses, the Bank reviews all loans quarterly, and loans are assigned a risk weighting based on asset classification.

There was no provision for loan losses in 1998 and 1997. The allowance for loan losses was $51,000 at December 31, 1998, and management deemed that amount reasonable at that date based on its best estimate of probable known and inherent loan losses. The Bank's total non-performing loans as of December 31, 1998 were approximately $29,000 or 0.11% of total assets.

Non-Interest Income. Non-interest income totaled $8,000 for 1998 compared to $7,000 for 1997.

Non-Interest Expense. Non-interest expenses increased 20.9% from $448,000 in 1997 to $542,000 in 1998. Occupancy and equipment expenses and deposit insurance premiums remained relatively constant for 1998 compared to 1997 while compensation and benefits and other operating expenses increased for 1998 compared to 1997. Compensation and benefits increased 18.7% from $269,000 in 1997 to $319,000 in 1998 primarily do to normal increases in employee compensation and benefits and additional staff. Other operating expenses increased 30.6% from $124,000 in 1997 to $161,000 in 1998. Third-party computer processing fees increased 19.5% from $39,000 in 1997 to $46,000 in 1998 primarily due to increased volume in loan and deposit accounts and inflationary increases. The Bank increased its advertising expenditures in 1998 to $21,000 compared to $17,000 in 1997. Also, in 1998, the Bank was subject to one-time printing and stationery costs related to a name change and an increase in professional fees.

Income Tax Expense. Income tax expense increased from $28,000 in 1997 to $53,000 in 1998 as a result of higher income before income taxes. The effective tax rate for 1998 was 32.8% compared to 29.0% in 1997 due to the effect of the graduated federal tax rates.

------------------------------------------------------------------------------
                            AVERAGE BALANCE SHEETS
------------------------------------------------------------------------------

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest earning assets and interest expense on average interest bearing liabilites and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.


                                                                          Year ended December 31,
                                                        -----------------------------------------------------------
                                                                1998                               1997
                                                        --------------------------       --------------------------
                                                                           Average                          Average
                                                        Average            Yield/        Average            Yield/
                                                        Balance  Interest   Cost         Balance  Interest   Cost
                                                        -------  --------  -------       -------  --------  -------
                                                                           (Dollars in thousands)
Interest earning assets:
   Loans receivable, net (1)                            $19,769    $1,518     7.68%      $19,403    $1,494     7.70%
   Investment securities (2)                              1,602        94     5.85%        1,365        85     6.21%
   Federal Home Loan Bank stock                             196        16     8.16%          196        16     8.16%
   Interest bearing deposits with banks                   2,031       103     5.07%        1,179        51     4.33%
                                                        -----------------                -----------------
     Total interest earning assets                       23,598     1,731     7.34%       22,143     1,646     7.43%
                                                        -----------------                -----------------

Non-interest earning assets                                 414                              777
                                                        -------                          -------
     Total assets                                       $24,012                          $22,920
                                                        =======                          =======

Interest bearing liabilities:
   Savings and interest bearing demand deposits         $ 3,781       122     3.23%      $ 3,564       132     3.70%
   Time deposits                                         16,073       913     5.68%       16,462       960     5.83%
                                                        -----------------                -----------------
     Total deposits                                      19,854     1,035     5.21%       20,026     1,092     5.45%
                                                        -----------------                -----------------

   FHLB advances                                              -         -        -           254        15     5.91%
                                                        -----------------                -----------------
     Total interest bearing liabilities                  19,854     1,035     5.21%       20,280     1,107     5.46%
                                                        -----------------                -----------------

Non-interest bearing liabilities                            124                              473
                                                        -------                          -------
     Total liabilities                                   19,978                           20,753
Stockholders' equity                                      4,034                            2,167
                                                        -------                          -------
   Total liabilities and stockholders' equity           $24,012                          $22,920
                                                        =======                          =======

Net interest income                                                $  696                           $  539
                                                                  =======                          =======

Interest rate spread                                                          2.13%                            1.97%
                                                                         =========                        =========

Net interest margin                                                           2.95%                            2.43%
                                                                         =========                        =========

Ratio of average interest earning assets
   to average interest bearing liabilities                                  118.86%                          109.19%
                                                                         =========                        =========


_________________
(1) Average loans receivable includes non-performing loans. Interest income does not include interest on loans 90 days or more past due.
(2) Includes debt securities classified as available for sale and mortgage-backed securities classified as held to maturity.

--------------------------------------------------------------------------------
                             RATE/VOLUME ANALYSIS
--------------------------------------------------------------------------------

   The following table sets forth the effects of changing rates and volumes on interest income and interest expense. Information is provided with respect to
(i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume).

                                                    1998 Compared to 1997
                                                 Increase (Decrease) Due to
                                              -------------------------------
                                                               Rate/
                                               Rate   Volume  Volume   Net
                                              ------  ------  ------  ------
                                                      (In thousands)
Interest earning assets:
  Loans receivable, net                         $ (4)   $ 27    $  -    $ 23
  Investment securities                           (5)     15      (1)      9
  Federal Home Loan Bank stock                     -      -        -       -
  Interest bearing deposits with banks             9      37       6      52
                                              ------  ------  ------  ------
    Total net change in income
     on interest earning assets                  -        79       5      84
                                              ------  ------  ------  ------
Interest bearing liabilities:
  Savings and interest bearing demand            (17)      8      (1)    (10)
   deposits
  Time deposits                                  (25)    (24)      1     (48)
  FHLB advances                                    -     (15)      -     (15)
    Total net change in expense
     on interest bearing liabilities             (42)    (31)      -     (73)
                                              ------  ------  ------  ------
    Net change in net interest income           $ 42    $110     $ 5    $157
                                              ======  ======  ======  ======

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 1998, the Bank had cash and interest-bearing deposits with banks of $2.4 million and securities available for sale with a fair value of $1.5 million. At December 31, 1998, the Bank also had an available, but undrawn, credit line of $3.9 million from the Federal Home Loan Bank of Indianapolis.

The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 1998, the Bank had total commitments to extend credit of $706,000. See Note 9 of Notes to Consolidated Financial Statements. At December 31, 1998, the Bank had certificates of deposit scheduled to mature within one year of $8.0 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

Current Office of Thrift Supervision (OTS) regulations require the Bank to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 4.0% of the average daily balance of its net withdrawable deposits and short-term borrowings. Historically, the Bank has maintained liquidity levels in excess of regulatory requirements.

The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 1998, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 15.9%, 15.9% and 30.4%, respectively.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of the financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the financial institutions performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Market Risk Analysis

     Qualitative Aspects of Market Risk. The Bank's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interstate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of short-term commercial and consumer loans, all of which are retained by the Bank for its portfolio. The Bank relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

     Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument nor does the Bank engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange rate risk or commodity price risk.

     The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV(net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 400 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report which measures interest rate risk by modeling the change in NPV (net portfolio value) over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

     The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 1998, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.


                                           At December 31, 1998
                  ---------------------------------------------------------------------
                       Net Portfolio Value
                  ------------------------------        Net Portfolio Value as a
        Change     Dollar     Dollar     Percent    Percent of Present Value of Assets
       In Rates   Amount     Change      Change        NPV Ratio            Change
      ---------   -------   ---------   --------       ---------            -------
       400bp       $2,809    $(1,363)      (33)%          11.85%             434bp
       300bp        3,230       (942)      (23)           13.30              289bp
       200bp        3,623       (549)      (13)           14.58              161bp
       100bp        3,945       (227)       (5)           15.56               63bp
        --bp        4,172          -         -            16.19               --bp
     (100)bp        4,319        147         4            16.55               36bp
     (200)bp        4,462        290         7            16.88               69bp
     (300)bp        4,658        486        12            17.36              117bp
     (400)bp        4,796        624        15            17.65              146bp

     The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase.

     Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Year 2000 Issues

The Bank is a user of computers, computer software, and equipment utilizing embedded microcontrollers that will be affected by the Year 2000 ("Y2K") issue. The Y2K issue exists because many computer systems and applications use two-digit date fields to designate a year. As the century date change occurs, date sensitive systems may incorrectly recognize the year 2000. This inability to recognize or properly treat the Y2K issue may cause systems to process financial and operational information incorrectly. The Y2K issue presents several potential risks to the Bank:

1. The banking transactions of the Bank's customers are processed by one or more computer systems provided by a third-party service bureau. The failure of one or more of those systems to function as a result of the Y2K date change could result in the Bank's inability to properly process customer transactions. If that were to occur, the Bank could lose customers to other financial institutions, resulting in a loss of revenue.

2. A number of the Bank's borrowers utilize computers and computer software to varying degrees in conjunction with the operation of their businesses. The customers and suppliers of those businesses may utilize computers as well. Should the Bank's borrowers, or the businesses on which they depend, experience Y2K related computer problems, such borrowers' cash flow could be disrupted, adversely effecting their ability to repay their loans with the Bank.

3. Concern on the part of certain depositors that the Y2K related problems could impair access to their deposit account balances following the Y2K date change could result in the Bank experiencing a deposit outflow prior to December 31, 1999.

4. Should the Y2K related problems occur which cause any of the Bank's systems, or the systems of the third-party service bureau upon which the Bank depends, to become inoperative, increased personnel costs could be incurred if additional staff is required to perform functions that the inoperative systems would have otherwise performed.

5. Certain utility services, such as electrical power and telecommunication services, could be disrupted if those services experience Y2K related problems. The Bank's Y2K contingency plan will address such possible situations.


Management believes it is not possible to estimate the potential lost revenue due to the Y2K issue, as the extent and longevity of such potential problems cannot be predicted. The Bank adopted a Y2K Action Plan in October 1997 to assess all systems to insure that they will function properly in the Y2K. This process involves separate phases which include: awareness, assessment, renovation, validation, and implementation.

During 1997, the Bank completed the systems assessment phase, identifying each internal system that could potentially be affected by the Y2K issue. Those systems include the Bank's in-house microcomputer systems and third-party service bureau as well as equipment such as the alarm system, vault locks, telephone system, etc., that may contain embedded microprocessors. For each such system, an action plan was created to set forth the process for determining whether or not the system is Y2K compliant. Those determinations involved obtaining Y2K compliant certifications from vendors wherever possible, and by the Bank conducting its own validation testing.

When the results of the Bank's validation testing programs have revealed that a particular system is not Y2K compliant, a contingency plan is formulated to either upgrade the system in order to meet the Y2K compliance requirements or replace the system with one that is certified as Y2K compliant. The Bank is currently in the validation and implementation phases of this process. A third-party service bureau processes all customer transactions and has completed upgrades to its systems to be Y2K compliant. On November 8, 1998, the Bank began testing those third-party systems by processing transactions for each type of account.

As of December 31, 1998, the testing was complete and the results of the testing indicated that those third party systems were Y2K compliant for all critical test dates selected.

Other third parties upon which the Bank depends for processing include correspondent banks, brokerage firms, and the pension plan administrator. These third parties have indicated their compliance or intended compliance with the Y2K. Should the testing of any third-party system or service reveal that such system or service is not Y2K compliant, a specific deadline will be set by which time the system or service must be brought into Y2K compliance. Should Y2K compliance not be achieved by the specified deadlines, the Bank has developed a contingency plan for each such external system or service. Those contingency plans document the action the Bank will take for each such non-compliant system.

In certain cases, such as the potential loss of electrical power or telecommunication services due to Y2K problems, testing by the Bank is either not practical or not possible. In those cases, contingency plans will be designed that specify how the Bank will deal with such potential situations. For example, the Bank is considering the purchase or lease of an electrical power generator with sufficient capacity to allow the Bank to maintain critical functions in the event power from the electric utility is interrupted.

The Bank, as a federally chartered thrift institution, is regulated by the Office of Thrift Supervision. The federal regulators have established specific guidelines and time tables to follow in addressing the Y2K issue. The Bank is currently in compliance with the federally mandated Y2K guidelines and time tables.

As of December 31, 1998, the Bank was on schedule with its internal Y2K preparation efforts. All internal systems identified in the assessment phase of the project that are considered "mission critical" have been tested for Y2K compliance. Systems that have been determined to be Y2K compliant will be retested during 1999 following any material upgrades or enhancements. The Bank has replaced non-compliant microcomputer equipment and has installed and tested the related software for Y2K compliance. Other equipment containing embedded microprocessors have been certified as Y2K compliant by the applicable vendors. The Bank's estimated total cost to replace computer equipment, software programs, or other equipment containing embedded microprocessors that were not Y2K compliant, is approximately $8,000, substantially all of which has been incurred at December 31, 1998. System maintenance or modification costs are being expensed as incurred, while the cost of new hardware, software, or other equipment, is capitalized and amortized over their estimated useful lives.
While the third-party service bureau has not indicated what, if any, costs it may pass onto its customers, the Bank does not believe that the cost associated with its actions or those of its vendors will be material to the Bank. However, in the event that the third-party service bureau is unable to fulfill its contractual obligations to the Bank could have a significant adverse impact on the financial condition and results of operations of the Bank.

                           MONROE SHINE & CO., INC.
                  CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
      P.O. BOX 1407, 222 E. MARKET ST., NEW ALBANY, IN 47150 812-945-2311

                          Independent Auditor's Report


The Board of Directors
PCB Holding Company
Tell City, Indiana

We have audited the accompanying consolidated balance sheets of PCB Holding Company and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCB Holding Company and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Monroe Shine & Co., Inc.


January 29, 1999

                       PCB HOLDING COMPANY AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                  1998            1997
                                                              -------------   -------------
ASSETS

Cash and due from banks                                        $    43,327     $    18,028
Interest bearing deposits with banks                             2,322,875         733,720
Securities available for sale, at fair value                     1,531,994       1,318,817
Mortgage-backed securities held to maturity
  (fair value $20,696)                                                   -          20,944

Loans, net of allowance for loan losses of
  $50,802 in 1998 and 1997                                      20,929,684      19,295,524

Federal Home Loan Bank stock, at cost                              196,100         196,100
Premises and equipment                                             218,271         198,040
Accrued interest receivable:
  Loans                                                            111,323         108,636
  Debt securities and other                                         36,463          23,378
Other assets                                                        49,066          75,494
                                                               -----------     -----------

      Total Assets                                             $25,439,103     $21,988,681
                                                               ===========     ===========

LIABILITIES

Deposits:
  Non-interest bearing demand deposits                         $    13,844     $         -
  Savings and interest bearing demand deposits                   4,005,692       3,430,092
  Time deposits                                                 15,497,155      16,416,025
                                                               -----------     -----------
      Total deposits                                            19,516,691      19,846,117
Accrued interest payable on deposits                                 5,990           6,174
Accrued expenses and other liabilities                              66,480          44,871
                                                               -----------     -----------
      Total Liabilities                                         19,589,161      19,897,162
                                                               -----------     -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock of $.01 par value per share
    Authorized 1,000,000 shares; none issued                             -               -
  Common stock of $.01 par value per share
    Authorized 4,000,000 shares; issued 396,750 in 1998              3,967               -
  Additional paid-in capital                                     3,655,917               -
  Retained earnings-substantially restricted                     2,198,860       2,109,721
  Accumulated other comprehensive income-net
    unrealized loss on securities available for sale                (8,802)        (18,202)
                                                               -----------     -----------
      Total Stockholders' Equity                                 5,849,942       2,091,519
                                                               -----------     -----------

      Total Liabilities and Stockholders' Equity               $25,439,103     $21,988,681
                                                               ===========     ===========

See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                    Accumulated
                                                      Additional                       Other
                                            Common      Paid-in       Retained     Comprehensive
                                            Stock       Capital       Earnings         Income          Total
Balances at January 1, 1997                  $    -    $        -    $2,039,738         $(21,795)    $2,017,943

COMPREHENSIVE INCOME
  Net income                                      -             -        69,983                -         69,983
  Other comprehensive income:
    Change in unrealized loss on
      securities available for sale,
      net of deferred income tax
      expense of $2,357                           -             -             -            3,593          3,593
    Less: reclassification adjustment                                                                         -
                                                                                                     ----------
        Total comprehensive income                -             -             -                -         73,576
                                           --------   -----------   -----------    -------------     ----------

Balances at December 31, 1997                     -             -     2,109,721          (18,202)     2,091,519

COMPREHENSIVE INCOME
  Net income                                      -             -       108,976                -        108,976
  Other comprehensive income:
    Change in unrealized loss on
      securities available for sale,
      net of deferred income tax
      expense of $6,166                           -             -             -            9,400          9,400
    Less: reclassification adjustment                                                                         -
                                                                                                     ----------
        Total comprehensive income                -             -             -                -        118,376
                                                                                                     ----------

Issuance of common stock                      3,967     3,655,917             -                -      3,659,884

Cash dividends ($.05 per share)                   -             -       (19,837)               -        (19,837)
                                           --------   -----------   -----------    -------------     ----------

Balances at December 31, 1998                $3,967    $3,655,917    $2,198,860         $ (8,802)    $5,949,942
                                           ========   ===========   ===========    =============     ==========

See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                  1998          1997
                                                               -----------   -----------
INTEREST INCOME
  Loans:
    Real estate mortgage loans                                  $1,490,756    $1,479,590
    Other loans                                                     27,177        13,961
  Mortgage-backed securities                                           813         1,837
  Other debt securities                                             93,354        83,404
  Federal Home Loan Bank dividends                                  15,703        15,666
  Interest bearing deposits with banks                             102,700        51,443
                                                                ----------    ----------
      Total interest income                                      1,730,503     1,645,901

INTEREST EXPENSE
  Deposits                                                       1,035,012     1,091,908
  Advances from Federal Home Loan Bank                                   -        14,711
                                                                ----------    ----------
      Total interest expense                                     1,035,012     1,106,619
                                                                ----------    ----------

      Net interest income                                          695,491       539,282
  Provision for loan losses                                              -             -
                                                                ----------    ----------

      Net interest income after provision for loan losses          695,491       539,282

NON-INTEREST INCOME
  Service charges on deposit accounts                                  220             -
  Other income                                                       7,989         7,215
                                                                ----------    ----------
      Total non-interest income                                      8,209         7,215
                                                                ----------    ----------

NON-INTEREST EXPENSES
  Compensation and benefits                                        319,123       268,960
  Occupancy and equipment                                           47,910        45,229
  Deposit insurance premiums                                        13,126        10,168
  Other operating expenses                                         161,411       123,596
                                                                ----------    ----------
      Total non-interest expenses                                  541,570       447,953
                                                                ----------    ----------

      Income before income taxes                                   162,130        98,544

Income tax expense                                                  53,154        28,561
                                                                ----------    ----------

      Net Income                                                $  108,976    $   69,983
                                                                ==========    ==========

      Net income per common share, basic                              $.27           N/A
                                                                ==========    ==========

See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                           1998           1997
                                                                       ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                           $   108,976    $    69,983
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Amortization of premiums and accretion of discounts
        on securities, net                                                   3,981         (3,221)
      Depreciation expense                                                  17,524         17,093
      Deferred income taxes (credit)                                        (1,995)         6,246
      (Increase) decrease in accrued interest receivable                   (15,772)         2,501
      Decrease in accrued interest payable                                    (184)          (191)
      Net change in other assets/liabilities                                43,866          7,837
                                                                       -----------    -----------
          Net Cash Provided By Operating Activities                        156,396        100,248
                                                                       -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in interest bearing deposits with banks       (1,589,155)       231,231
  Proceeds from maturity of securities available for sale                1,735,022        599,850
  Purchases of securities available for sale                            (1,935,832)    (1,097,118)
  Principal collected on mortgage-backed securities                         20,162          5,862
  Net (increase) decrease in loans receivable                           (1,634,160)       612,756
  Purchase of participation loans                                                -        (71,117)
  Purchase of premises and equipment                                       (37,755)       (28,004)
                                                                       -----------    -----------
          Net Cash Provided (Used) By Investing Activities              (3,441,718)       253,460
                                                                       -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand and savings deposits                   589,444       (149,289)
  Net decrease in time deposits                                           (918,870)      (198,742)
  Repayment of advances from Federal Home Loan Bank                              -       (750,000)
  Advances from Federal Home Loan Bank                                           -        750,000
  Proceeds from issuance of common stock                                 3,659,884              -
  Cash dividends paid                                                      (19,837)             -
                                                                       -----------    -----------
          Net Cash Provided (Used) By Financing Activities               3,310,621       (348,031)
                                                                       -----------    -----------

Net Increase in Cash and Due From Banks                                     25,299          5,677

Cash and due from banks at beginning of year                                18,028         12,351
                                                                       -----------    -----------

Cash and Due From Banks at End Of Year                                 $    43,327    $    18,028
                                                                       ===========    ===========

See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations

     PCB Holding Company (the Company) was incorporated by Peoples Building and Loan Association (now known as Peoples Community Bank) (the Bank) in connection with a conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank. Upon consummation of the conversion and reorganization on July 1, 1998, the Company became the holding company for the Bank.

     The Bank provides a variety of banking services to customers through its office in Tell City, Indiana. The Bank's primary source of revenue is single-family residential loans.

     Consolidation

     The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiary, Peoples Building and Loan Service Corp., which was inactive in 1998 and 1997. All material intercompany balances and transactions have been eliminated in consolidation.

     Statements of Cash Flows

     For purposes of the statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains appraisals for significant properties.

     Securities Available for Sale

     Securities available for sale consist of debt securities not classified as held to maturity and are stated at fair value. Amortization of premium and accretion of discount are recognized in interest income using the interest method. Unrealized gains and losses, net of tax, on securities available for sale are reported as a separate component of retained earnings until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(1 - continued)

     Securities Held to Maturity

     Debt securities, including mortgage-backed securities, for which the Bank has the positive intent and ability to hold to maturity are carried at cost, adjusted for amortization of premium and accretion of discount using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities.

     Loans

     Loans are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank's real estate loan portfolio consists primarily of long-term loans collateralized by first mortgages on single-family residences and multi-family residential property located in the southern Indiana area and commercial real estate loans. In addition to real estate loans, the Bank makes consumer loans secured by savings accounts.

     Loan origination fees and certain direct costs of underwriting and closing loans are deferred and the net fee or cost is recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

     The accrual of interest is discontinued on a loan when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. The Bank does not accrue interest on loans past due 90 days or more except when the estimated value of collateral and collection efforts are deemed sufficient to ensure full recovery. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income.

     Subsequent receipts on nonaccrual loans, including specific impaired loans, are recorded as a reduction of principal, and interest income is only recorded once principal recovery is reasonably assured.

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(1 - continued)

     Foreclosed Real Estate

     Foreclosed real estate is carried at the lower of fair value minus estimated costs to sell or cost. Costs of holding foreclosed real estate are charged to expense in the current period, except for significant property improvements, which are capitalized. Valuations are periodically performed by management and an allowance is established by a charge to non-interest expense if the carrying value exceeds the fair value minus estimated costs to sell. The net expense from operations of foreclosed real estate held for sale is reported in non-interest expense.

     Premises and Equipment

     The Bank uses the straight line and accelerated methods of computing depreciation at rates adequate to amortize the cost of the applicable assets over their useful lives. Items capitalized as part of premises and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

     Income Taxes

     Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available for sale securities, allowance for loan losses, accumulated depreciation, and accrued income and expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

     Advertising Costs

     Advertising costs are charged to operations when incurred.

     New Accounting Pronouncements

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of SFAS No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, an amendment of FASB Statement No. 125. The adoption of these statements has no material impact on financial position or results of operations.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997


(2)  DEBT SECURITIES

     Debt securities have been classified in the balance sheets according to management's intent.

     The Bank's investment in debt securities at December 31, 1998 and 1997 is summarized as follows:

                                                                                   Gross         Gross
                                                                   Amortized     Unrealized    Unrealized         Fair
                                                                     Cost          Gains         Losses           Value
 December 31, 1998:
  Securities available for sale:
   U.S. government agency                                           $1,446,953       $6,396      $   20,855      $1,432,494
   Corporate notes                                                      99,616            -             116          99,500
                                                                    ----------       ------      ----------   -------------

                                                                    $1,546,569       $6,396      $   20,971      $1,531,994
                                                                    ==========       ======      ==========   =============

 December 31, 1997:
  Securities available for sale:
   U.S. government agency                                           $  999,596       $    -      $   29,097      $  970,499
   Corporate notes                                                     349,362            -           1,044         348,318
                                                                    ----------       ------      ----------   -------------

                                                                    $1,348,958       $    -      $   30,141      $1,318,817
                                                                    ==========       ======      ==========   =============

  Securities held to maturity:
   Mortgage-backed securities:
    FNMA certificates                                               $   17,269       $    -      $    1,008      $   16,261
    FHLMC certificates                                                   3,675          760               -           4,435
                                                                    ----------       ------      ----------   -------------

                                                                    $   20,944       $  760      $    1,008      $   20,696
                                                                    ==========       ======      ==========   =============

The amortized cost and fair value of debt securities as of December 31, 1998 by contractual maturity, are shown below.

                                                                                         Securities Available for Sale
                                                                                           Amortized          Fair
                                                                                              Cost           Value

 Due in one year or less                                                                    $   99,616      $   99,500
 Due after one year through
  five years                                                                                   749,453         732,974
 Due after five years through
  ten years                                                                                    100,000          99,926
 Due after ten years                                                                           597,500         599,594
                                                                                            ----------   -------------

                                                                                            $1,546,569      $1,531,994
                                                                                            ==========   =============

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997

(3)  LOANS RECEIVABLE
     Loans receivable at December 31, 1998 and 1997 consisted of the following:

                                                                           1998           1997
                                                                      ------------   -------------
       Real estate mortgage loans:
         One to four family residential                                $17,891,615    $16,892,966
         Multi-family residential                                          361,699        468,147
         Commercial real estate                                            900,758        863,876
         Land                                                              654,006        527,971
         Residential construction                                          980,000        783,200
       Loan secured by savings accounts                                    274,559        177,664
       Consumer loans                                                      453,884              -
                                                                       -----------    -----------
                                                                        21,516,521     19,713,824
                                                                       -----------    -----------
       Less:
         Deferred loan origination fees, net                                63,939         72,167
         Undisbursed portion of loans in process                           472,096        295,331
         Allowance for loan losses                                          50,802         50,802
                                                                       -----------    -----------
                                                                           586,837        418,300
                                                                       -----------    -----------

           Loans receivable, net                                       $20,929,684    $19,295,524
                                                                       ===========    ===========

     An analysis of the allowance for loan losses is as follows:

                                                                              1998           1997
                                                                       -----------    -----------

       Beginning balances                                              $    50,802    $    51,729
       Recoveries                                                                -              -
       Loans charged-off                                                         -           (927)
       Provision for loan losses                                                 -              -
                                                                       -----------    -----------

       Ending balances                                                 $    50,802    $    50,802
                                                                       ===========    ===========

     The Bank had no loans specifically classified as impaired at December 31, 1998 and 1997.

     The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than normal risk of collectibility or present other unfavorable features.

     The following represents the aggregate activity for related party loans which exceeded $60,000 in total:

       Balance, December 31, 1997       $177,028
       New loans                         120,649
       Payments                           (7,376)
                                        --------

       Balance, December 31, 1998       $290,301
                                        ========

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997

(4)  PREMISES AND EQUIPMENT
     Premises and equipment consisted of the following:

                                                1998        1997
                                              ---------   ---------
       Land and land improvements              $ 36,000    $ 36,000
       Office buildings                         373,194     354,654
       Furniture, fixtures and equipment        140,141     120,926
                                               --------    --------
                                                549,335     511,580
       Less accumulated depreciation            331,064     313,540
                                               --------    --------

         Totals                                $218,271    $198,040
                                               ========    ========

(5)  DEPOSITS

     The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $2,272,000 at December 31, 1998.

     At December 31, 1998, scheduled maturities of time deposits were as follows:

Year ending December 31:
         1999                                  $ 7,999,840
         2000                                    4,670,356
         2001                                    1,081,860
         2002                                      830,983
         2003 and thereafter                       914,116
                                               -----------

           Total                               $15,497,155
                                               ===========

     The Bank held deposits of approximately $552,000 and $610,000 for related parties at December 31, 1998 and 1997, respectively.

     Deposit account balances in excess of $100,000 are not federally insured.

     Interest expense on deposits is summarized as follows:

                                                            1998          1997
                                                         -----------   -----------
       Savings and interest bearing demand deposits       $  121,671    $  131,452
       Time deposits                                         913,341       960,456
                                                          ----------    ----------

         Totals                                           $1,035,012    $1,091,908
                                                          ==========    ==========

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997

(6)  INCOME TAXES
     The components of income tax expense were as follows:

                                                                 1998        1997
                                                               ---------   --------
       Current                                                  $55,149     $22,315
       Deferred                                                  (1,995)      6,246
                                                                -------     -------

         Totals                                                 $53,154     $28,561
                                                                =======     =======

     Significant components of the Bank's deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

                                                                 1998        1997
                                                               ---------   ---------
       Deferred tax assets:
         Deferred loan fees and costs                          $ 20,528    $ 23,473
         Allowance for loan losses                               20,123      20,123
         Unrealized loss on securities available for sale         5,773      11,939
                                                               --------    --------
             Total deferred tax assets                           46,424      55,535
                                                               --------    --------

       Deferred tax liabilities:
         Cumulative effect of change to the accrual basis
           of accounting for tax reporting                      (27,611)    (36,816)
         Depreciation                                           (10,718)     (6,453)
                                                               --------    --------
             Total deferred tax liabilities                     (38,329)    (43,269)
                                                               --------    --------

             Net deferred tax asset                            $  8,095    $ 12,266
                                                               ========    ========

     The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

                                                           1998        1997
                                                        ----------   ---------
       Provision at federal statutory rate               $ 55,124    $ 33,505
       State income tax-net of federal tax benefit          9,445       6,529
       Effect of federal graduated rates                  (11,750)    (11,750)
       Other                                                  335         277
                                                         --------    --------

         Totals                                          $ 53,154    $ 28,561
                                                         ========    ========

         Effective tax rate                                  32.8%       29.0%
                                                         ========    ========

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(6 - continued)

     Prior to January 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 1998 include approximately $695,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $236,000 at December 31, 1998.

     Recently enacted federal legislation repealed the reserve method of accounting for bad debts by qualified thrift institutions for tax years beginning after December 31, 1995. As a result, the Bank will no longer be able to calculate the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income method. Instead, the Bank will be required to compute its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation requires the Bank to recapture into taxable income over a six-year period its post-1987 additions to the statutory bad debt reserve, thereby generating additional tax liability. The recapture may be suspended for up to two years, if during those years the Bank satisfies a residential loan requirement. The Bank has no post-1987 reserves subject to recapture.

     The legislation also provides that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(7)  EMPLOYEE BENEFIT PLANS

     The Bank has a qualified contributory defined contribution plan that allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k).

     The Bank also has a qualified defined contribution money-purchase plan available to all eligible employees. Contributions to the plan are based on a formula set forth in the plan documents.

     The Bank made contributions to these plans of $26,612 and $24,044 for 1998 and 1997, respectively.

(8)  CONCENTRATIONS OF CREDIT RISK

     At December 31, 1998, the Bank had concentrations of credit risk with a correspondent bank representing interest bearing deposits with banks in excess of federal deposit insurance limits of $443,769.

(9)  COMMITMENTS AND CONTINGENCIES

     In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(9 - contined)

     The following is a summary of the commitments to extend credit at December 31:

                                                                   1998        1997
                                                                 ---------   ---------
       Mortgage loans:
         Variable rate                                            $179,000    $ 80,000
         Fixed rate                                                 54,400      76,650

       Undisbursed home improvement loans in process                22,240      43,498
       Undisbursed portion of construction loans in process        449,866     251,833
                                                                  --------    --------

             Total commitments to extend credit                   $705,506    $451,981
                                                                  ========    ========

     Commitments to originate mortgage loans generally expire in 90 days. No commitment fees are required for commitments to originate mortgage loans.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 9). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

     The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 1998 or 1997.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(11) STOCKHOLDERS' EQUITY

     Capital Stock

     As part of the conversion completed on July 1, 1998, the Bank became a wholly-owned subsidiary of the Company which offered common stock to certain current and former deposit and borrower customers of the Bank in a subscription offering. The Company issued 396,750 shares of common stock with gross proceeds of $3,967,500 as a result of the offering. Total expenses in connection with the conversion and offering amounted to $307,616 and were charged against the proceeds from the offering.

     Liquidation Account

     Upon completion of the conversion, the Bank established a liquidation account in an amount equal to its retained earnings at December 31, 1997 totaling $2,091,519. The liquidation account will be maintained for the benefit of depositors as of the December 31, 1996 eligibility record date (or the March 31, 1998 supplemental eligibility record date) who maintain their deposits in the Bank after conversion.

     In the event of complete liquidation, and only in such an event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account does not restrict the use or application of retained earnings of the Bank.

     Dividends

     The payment of dividends by the Bank is subject to regulation by the Office of Thrift Supervision (OTS). The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect would cause retained earnings of the Bank to be reduced below regulatory capital requirements imposed by the OTS.

(12) REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital to adjusted total assets (as defined), Tier I (core) capital (as defined) to adjusted total assets, Tier I capital to risk-weighted assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997


(12 - continued)

     As of December 31, 1998, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk in either year.

                                                                                     Minimum To Be Well
                                                                                     Capitalized Under
                                                             Minimum For Capital     Prompt Corrective
                                               Actual        Adequacy Purposes:      Action Provisions:
                                          Amount    Ratio     Amount      Ratio      Amount      Ratio
       (Dollars in thousands)

       As of December 31,
         1998:

           Total equity capital
             and ratio to total
             assets                       $ 4,037    15.9%
           Adjustments to
             equity capital                     9
                                           ------

           Tangible capital
             and ratio to
             adjusted total
             assets                       $ 4,046    15.9%      $  382       1.5%
                                           ======                =====

           Tier I (core) capital
             and ratio to
             adjusted total
             assets                       $ 4,046    15.9%      $  763       3.0%      $1,272      5.0%
                                           ======                =====                  =====

           Tier I capital and
             ratio to risk-weighted
             assets                       $ 4,046    30.1%                             $  809      6.0%
                                                                                        =====
           Allowance for loan
             losses                            51
                                           ------

           Total risk-based
             capital and ratio to
             risk-weighted assets         $ 4,097    30.4%      $1,077       8.0%      $1,346     10.0%
                                           ======                =====                  =====

           Total assets                   $25,439
                                           ======

         Adjusted total assets            $25,448
                                           ======

         Risk-weighted assets             $13,464
                                           ======

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(12 - continued)

                                                                                    Minimum To Be Well
                                                                                    Capitalized Under
                                                             Minimum For Capital    Prompt Corrective
                                               Actual        Adequacy Purposes:     Action Provisions:
                                          Amount    Ratio     Amount      Ratio      Amount      Ratio
       (Dollars in thousands)

       As of December 31,
         1997:

           Total equity capital
             and ratio to total
             assets                       $ 2,092     9.5%
           Adjustments to
             equity capital                    18
                                           ------

           Tangible capital
             and ratio to
             adjusted total
             assets                       $ 2,110     9.6%        $330    1.5%
                                           ======                  ===

           Tier I (core) capital
             and ratio to
             adjusted total
             assets                       $ 2,110     9.6%        $660    3.0%         $1,100      5.0%
                                           ======                  ===                  =====

           Tier I capital and
             ratio to risk-weighted
             assets                       $ 2,110    17.7%                             $  714      6.0%
                                                                                        =====
           Allowance for loan
             losses                            51
                                           ------

           Total risk-based
             capital and ratio to
             risk-weighted assets         $ 2,161    18.2%        $952    8.0%         $1,199     10.0%
                                           ======                  ===                  =====

           Total assets                   $21,989
                                           ======

         Adjusted total assets            $22,007
                                           ======

         Risk-weighted assets             $11,898
                                           ======

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(13) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                              1998           1997
                                                          ------------   ------------
       Cash payments for:
         Interest                                           $1,035,196    $1,106,810
         Taxes                                                  39,763       (10,655)

       Noncash investing activities:
         Proceeds from sale of foreclosed real estate
           financed through loans                               21,233             -

(14) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

     Basic earnings per share for 1998 is calculated by dividing net income by the 396,750 common shares outstanding after consummation of the conversion and offering. The Company has no dilutive potential common shares.

(15) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value and estimated fair value of financial instruments at December 31 are as follows:

                                                    1998                   1997
                                                    ----                   ----
                                            Carrying      Fair      Carrying      Fair
                                              Value       Value       Value       Value
                                                           (In thousands)
       Financial assets:
         Cash and due from banks            $     43    $     43    $     18    $     18
         Interest bearing deposits
           with banks                          2,323       2,323         734         734
         Securities available for sale         1,532       1,532       1,319       1,319
         Securities held to maturity               -           -          21          21
         Loans, net                           20,930      21,498      19,296      19,320
         Federal Home Loan Bank
           stock                                 196         196         196         196

       Financial liabilities:
         Deposits                            (19,517)    (19,705)    (19,846)    (19,916)

       Unrecognized financial
         instruments:
           Commitments to extend
             credit                                -          (3)          -           -

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     Cash and Short-Term Investments

     For cash and short-term investments, including cash and due from banks and interest bearing deposits with banks, the carrying value is a reasonable estimate of fair value.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(15 - continued)

     Debt and Equity Securities

     For debt securities, including mortgage-backed securities, the fair values are based on quoted market prices. For restricted equity securities held for investment, the carrying value is a reasonable estimate of fair value.

     Loans

     The fair value of loans is estimated by discounting the estimated future cash flows using current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposits

     The fair value of savings and demand deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity time deposits is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Commitments to Extend Credit

     The majority of commitments to extend credit would result in loans with a market rate of interest if funded. The value of those commitments are the fees that would be charged to customers to enter into similar agreements. For fixed rate loan commitments, the fair value also considers the difference between current levels of interest rates and the committed rates.

(16) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Condensed financial information for PCB Holding Company (parent company only) for the year ended December 31, 1998 follows:

                                 Balance Sheet

                                 (In thousands)

      Assets:
         Cash and interest bearing deposits        $1,817
         Investment in bank subsidiary              4,037
                                                    -----

                                                   $5,854
                                                    =====

      Liabilities and Stockholders' Equity:
         Other liabilities                         $    4
         Stockholders' equity                       5,850
                                                    -----

                                                   $5,854
                                                    =====

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997



(16 - continued)

                              Statement of Income

                                 (In thousands)

       Interest income                                           $    20
       Other operating expenses                                       15
                                                                 -------

         Income before income taxes and equity in
           undistributed net income of subsidiary                      5

         Income tax expense                                            2
                                                                 -------

         Income before equity in undistributed net
           income of subsidiary                                        3
         Equity in undistributed net income of subsidiary            106
                                                                 -------

             Net income                                          $   109
                                                                 =======

                            Statement of Cash Flows

                                 (In thousands)

       Operating Activities:
         Net income                                              $   109
         Adjustments to reconcile net income to cash
           provided by operating activities:
           Equity in undistributed net income of subsidiary         (106)
           Increase in other liabilities                               4
                                                                 -------
         Net cash provided by operating activities                     7
                                                                 -------

       Investing Activities:
         Investment in bank subsidiary                            (1,830)

       Financing Activities:
         Proceeds from issuance of common stock                    3,660
         Cash dividends paid                                         (20)
                                                                 -------
         Net cash provided by financing activities                 3,640
                                                                 -------

         Net increase in cash                                      1,817

         Cash at beginning of year                                     -
                                                                 -------

         Cash at end of year                                     $ 1,817
                                                                 =======

-------------------------------------------------------------------------------
                          BOARD OF DIRECTORS/OFFICERS
-------------------------------------------------------------------------------

Directors

James L. Wittmer                         Daniel P. Lutgring
Retired businessman and investor         Co-owner of Lutgring Bros., Inc.

Howard L. Traphagen                      Marion L. Ress
Retired businessman                      Retired president and majority owner of
                                         Frederick Sheet Metal, Inc.

James G. Tyler                           Carl D. Smith
Practicing attorney in Tell City,        President and Chief Executive Officer
Indiana

Executive Officer

Clarke A. Blackford
Vice-President and Treasurer

-------------------------------------------------------------------------------
                             CORPORATE INFORMATION
-------------------------------------------------------------------------------

General Counsel                   Independent Auditors

James G. Tyler                    Monroe Shine & Co., Inc.
717 Jefferson Street              222 East Market Street
P. O. Box 456                     New Albany, Indiana  47150
Tell City, Indiana  47586

Special Counsel                   Transfer Agent

Muldoon, Murphy & Faucette, LLP   Registrar and Transfer Company
5101 Wisconsin Ave., NW           10 Commerce Drive
Washington, D.C.  20016           Crawford, New Jersey  07016

Common Shares

The common shares of the Company are traded on the over-the-counter market through the OTC "Electronic Bulletin Board" under the symbol "PCBH." As of December 31, 1998, the Company has 256 stockholders of record and 396,750 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

Quarterly market price and dividend information per common share for 1998:

                                  First   Second   Third   Fourth
  Market price-end of period        N/A      N/A
  Dividends                         N/A      N/A     $-     $.05

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Thursday, April 22, 1999, at the office of the Bank, 819 Main Street, Tell City, Indiana 47586.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 1998 with the Securities and Exchange Commission. Copies of this annual report and the Company's quarterly reports on Form 10-QSB may be obtained without charge by contacting:

Carl D. Smith
President and Chief Executive Officer
PCB Holding Company
819 Main Street
Tell City, Indiana  47586
(812) 547-7094