Form 10KSB40, Exhibit 13
period 1999-12-31
PCB HOLDING CO
filed 2000-03-22
CIK 1057818

                                                                      Exhibit 13

--------------------------------------------------------------------------------
                              PCB HOLDING COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS



                                                             Page


Letter to Stockholders.................................        1
Selected Financial and Other Data......................      2-3
Management's Discussion and Analysis of
  Financial Condition and Results of Operations........     4-10
Independent Auditor's Report...........................       11
Consolidated Financial Statements......................    12-15
Notes to Consolidated Financial Statements.............    16-29
Board of Directors.....................................       30
Corporate Information..................................       31


                            BUSINESS OF THE COMPANY

          PCB HOLDING COMPANY (the Company) is the holding company of Peoples Community Bank (the Bank).

          The Bank's savings accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its main office located at 819 Main Street,
Tell City, Indiana.   The telephone number is (812) 547-7094.

          The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Perry County, Indiana, and, to a lesser extent, contiguous counties. The Bank's primary business is attracting deposits from the general public and using those funds to originate
one-to-four family residential mortgage loans.   The Bank also purchases
participation interests in multi-family and commercial real estate loans originated by other financial institutions and secured by properties located throughout Indiana. To a lesser extent, the Bank originates multi-family loans, commercial real estate loans, residential construction loans and consumer loans. The Bank invests excess liquidity primarily in U.S. government and agency securities, corporate notes and, to a lesser extent, mortgage-backed securities.

                              PCB HOLDING COMPANY
                                819 Main Street
                           Tell City, Indiana  47586



                              TO OUR SHAREHOLDERS


Fellow Shareholders of PCB Holding Company,

I am pleased to present to you the second Annual Report of PCB Holding Company.

We have completed our first full year after our conversion. Although much of the year was spent upgrading all systems for Y2K, we have been committed to continuing expanding our services. Our new ATM is in place and should be fully operational within a few weeks. We have expanded our lending services by offering a wider variety of consumer loans and are in the process of installing new software, which will give us access to the technological advances of the new millennium.

During this year we intend to investigate the possibility of branching as well as the installation of off site ATMs. As a community-oriented financial institution, we are dedicated to serving the financial service needs of consumers in our market area with the highest quality customer service. With this mission in mind, we will continue to expand our services and improve those services we now offer.

The enclosed Annual Report indicates an increase in profits from 1998. We hope to continue this trend as we grow and expand.

We thank you for your support and interest.


Sincerely,



Carl D. Smith
President-Chief Executive Officer

--------------------------------------------------------------------------------
                       SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere herein, including the Company's audited financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates indicated.


FINANCIAL CONDITION DATA:                                                At December 31,
                                              ------------------------------------------------------------------------

                                                   1999         1998        1997          1996             1995
                                                -----------  ----------  -----------  -------------  -----------------
                                                                           (In thousands)

Total assets                                       $28,374      $25,439      $21,989       $22,247             $24,115
Loans receivable, net                               24,054       20,930       19,296        19,837              19,987
Mortgage-backed securities, held to maturity             -            -           20            27                  34
Mortgage-backed securities, available for sale           -            -            -             -                 475
Other debt securities available for sale             1,113        1,532        1,319           812                 701
Cash and interest bearing deposits (1)               2,539        2,366          752           977               2,298
Deposits                                            20,464       19,517       19,846        20,194              20,648
Advances from Federal Home Loan Bank                 2,000            -            -             -               1,400
Stockholders' equity, substantially restricted       5,834        5,850        2,092         2,018               2,036

OPERATING DATA:                                                     Year Ended December 31,
                                              ------------------------------------------------------------------------
                                                    1999         1998         1997          1996                1995
                                                   -------      -------      -------       -------             -------
                                                                          (In thousands)

Interest income                                    $ 1,876      $ 1,731      $ 1,646       $ 1,726             $ 1,756
Interest expense                                     1,023        1,035        1,107         1,143               1,161
                                                ------------------------------------------------------------------------
Net interest income                                    853          696          539           583                 595
Provision for loan losses                                6            -            -             8                   4
                                                ------------------------------------------------------------------------
Net interest income after provision
   for loan losses                                     847          696          539           575                 591

Non-interest income                                     29            8            7            12                  12
Non-interest expense (2)                               671          542          448           612                 527
                                                ------------------------------------------------------------------------

Income (loss) before income taxes                      205          162           98           (25)                 76

Income tax expense (credit)                             80           53           28            (8)                 18
                                                ------------------------------------------------------------------------

   Net Income (Loss)                               $   125      $   109      $    70       $   (17)            $    58
                                                ========================================================================

PER SHARE DATA:
Net income - basic                                   $0.32        $0.27          N/A           N/A                 N/A
Net income - diluted                                  0.31          N/A          N/A           N/A                 N/A
Dividends                                             0.16         0.05          N/A           N/A                 N/A

(1)  Includes interest bearing deposits in other depository institutions.
(2)  Includes one-time SAIF assessment of $135,000 in 1996.

--------------------------------------------------------------------------------
                 SELECTED FINANCIAL AND OTHER DATA - CONTINUED
--------------------------------------------------------------------------------

                                                               At or For Year Ended December 31,
                                              --------------------------------------------------------------------

                                                   1999         1998         1997          1996           1995
                                                -----------  -----------  -----------  ------------  --------------
SELECTED FINANCIAL RATIOS:

Performance Ratios:
Return on average assets (1)                          0.47%        0.45%        0.31%        -0.07%           0.24%
Return on average equity (2)                          2.13%        2.70%        3.23%        -0.78%           2.73%
Dividend payout ratio                                51.46%       18.20%           -             -               -
Average equity as a percent of average assets        21.95%       16.80%        9.46%         9.36%           8.78%
Interest rate spread (3)                              2.11%        2.13%        1.97%         2.14%           2.14%
Net interest margin (4)                               3.24%        2.95%        2.43%         2.59%           2.54%
Average interest-earning assets to
   average interest-bearing liabilities             129.00%      118.86%      109.19%       108.83%         108.08%
Non-interest expense as a
   percent of average total assets                    2.39%        2.26%        1.95%         2.63%           2.18%

Capital Ratios:
Tangible                                             14.70%       15.90%        9.59%         9.16%           8.64%
Core                                                 14.70%       15.90%        9.59%         9.16%           8.64%
Risk-based                                           25.09%       30.43%       18.16%        17.63%          14.89%

Asset Quality Ratios:
Nonperforming loans as a percent
   of loans receivable, net (5)                       0.43%        0.14%           -          0.42%           0.22%
Nonperforming assets as a
   percent of total assets (6)                        0.37%        0.11%           -          0.37%           0.19%
Allowance for loan losses as a percent
   of gross loans receivable                          0.22%        0.24%        0.26%         0.26%           0.22%
Allowance for loan losses as a
   percent of nonperforming loans                    51.92%      175.86%         N/M         62.65%          97.76%
Net charge-offs  as a percent of
   average outstanding loans                          0.01%           -         0.01%            -            0.06%

(1)   Net income divided by average total assets.
(2)   Net income divided by average total retained earnings.
(3) Difference between weighted average yield on interest-earnings assets and weighted average cost of interest-bearing liabilities.
(4)   Net interest income as a percentage of average interest-earning assets.
(5) Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(6) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

--------------------------------------------------------------------------------
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
General

     PCB HOLDING COMPANY (the Company) is the parent to its wholly owned subsidiary, Peoples Community Bank (the Bank). The Bank is a community-oriented financial institution that offers traditional financial services primarily to residents of Perry County, Indiana, and, to a lesser extent, contiguous
counties.   The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate loans and consumer loans. The Bank invests excess liquidity primarily in U.S. government and agency securities, corporate notes and, to a lesser extent, mortgage-backed securities.

     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company and the Bank. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements included elsewhere in this report.

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

Comparison of Financial Condition at December 31, 1999 and 1998

     Total assets increased 11.5% from $25.4 million at December 31, 1998 to $28.4 million at December 31, 1999, primarily as a result of an increase in loans receivable, net, which was funded by growth in deposits and advances from the Federal Home Loan Bank.

     Loans receivable, net, were $24.1 million at December 31, 1999, compared to $20.9 million at December 31, 1998, a 14.9% increase. This increase resulted primarily from increases in residential real estate mortgage loans of $2.3 million and consumer loans of $900,000.

     Other debt securities available for sale, which are primarily U.S. government agency obligations, decreased 27.3% from $1.5 million at December 31, 1998 to $1.1 million at December 31, 1999. During 1999, the Bank had maturities of other debt securities of $350,000 and purchases of $250,000. The Bank also had sales of other debt securities with a carrying value of $250,000.

     Cash and interest bearing deposits with banks increased from $2.4 million at December 31, 1998 to $2.5 million at December 31, 1999. The Bank increased the levels of working cash in connection with contingency planning for the Year 2000 date change.

     Total deposits increased from $19.5 million at December 31, 1998 to $20.5 million at December 31, 1999 primarily as a result of the growth in demand and time deposit accounts. The Bank began offering several types of demand deposit accounts in the fourth quarter of 1998.

Comparison of Operating Results for the Years Ended December 31, 1999 and 1998

     Net income. Net income was $125,000 for 1999, compared to $109,000 for 1998. The increase in net income for 1999 compared to 1998 resulted primarily from an increase in net interest income, offset by an increase in non-interest expense.

     Net interest income. Net interest income increased 23% from $696,000 in 1998 to $853,000 for 1999 as a result of an increase in total interest income and a decrease in interest expense. The average yield on interest-earning assets decreased from 7.34% for 1998 to 7.10% for 1999 as a result of a lower yields on the loan and securities portfolios. The average balance of total interest-earning assets was $23.6 million for 1998 compared to $26.4 million for 1999. The higher average balance in 1999 reflects the completion of the Company's stock offering in July 1998 and the growth in the loan portfolio. The average cost of interest-bearing liabilities decreased from 5.21% for 1998 to 4.97% for 1999 as a result of a general decline in market interest rates. The average balance of total interest-bearing liabilities increased from $19.9 million for 1998 to $20.5 million for 1999 primarily as a result of borrowing from the Federal Home Loan Bank. The interest rate spread for 1998 was 2.13% compared to 2.11% for 1999. For further information see "Average Balance Sheets" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 1999 and 1998 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

     Provision for loan losses. The provision for loan losses was $6,000 for the year ended December 31, 1999. The Bank made no provision for loan losses in 1998. Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probably known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. In determining the adequacy of the allowance for loan losses, the Bank reviews all loans quarterly, and loans are assigned a risk weighting based on asset classification. The provision for loan losses for 1999 resulted from the growth in the loan portfolio and net charge-offs of $3,000. The allowance for loan losses was $54,000 and $51,000 at December 31, 1999 and 1998, respectively. Management has deemed this amount as adequate on those dates based on its best estimate of probable known and inherent loan losses. At December 31, 1999, non-performing loans totaled $104,000 or .37% of total assets.

     Non-interest income. Non-interest income was $29,000 for the year ended December 31, 1999 and $8,000 for the year ended December 31, 1998. The increase is primarily the result of the introduction of service charges on deposit accounts in late 1998.

     Non-interest expense.  Non-interest expense totaled $671,000 for the year
ended December 31, 1999 compared to $542,000 for 1998.   The increase for 1999
compared to 1998 resulted primarily from increases in compensation and benefits of $52,000 and an increase in other non-interest expenses of $59,000. During the quarter ended December 31, 1999, the Bank sold an available for sale debt security and realized a loss of $25,000. Other non-interest expenses increased in 1999 as compared to 1998 primarily as a result of increases in advertising costs, data processing fees, professional fees and other expenses of operating as a public company.

     Income tax expense. Income tax expense increased from $53,000 for 1998 to $80,000 for 1999 as a result of higher income before income taxes. The effective tax rate for 1999 was 39.0% compared to 32.8% for 1998 due to the effect of the graduated federal tax rates.

--------------------------------------------------------------------------------
                            AVERAGE BALANCE SHEETS
--------------------------------------------------------------------------------

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


                                                                      Year ended December 31,
                                               ---------------------------------------------------------------------------
                                                               1999                             1998
                                               ---------------------------------------------------------------------------
                                                                         Average                          Average
                                                                         -------                          -------
                                                   Average               Yield/        Average            Yield/
                                                 ------------            -------       -------            -------
                                                   Balance     Interest   Cost         Balance  Interest   Cost
                                                 ------------  --------  -------       -------  --------  -------
                                                                      (Dollars in Thousands)
Interest earning assets:
   Loans receivable, net (1)                          $22,702    $1,690     7.44%      $19,769    $1,518     7.68%
   Investment securities (2)                            1,379        72     5.20%        1,602        94     5.85%
   Federal Home Loan Bank stock                           196        16     8.16%          196        16     8.16%
   Interest bearing deposits with banks                 2,116        97     4.58%        2,031       103     5.07%
                                                    ---------    ------     -----       ------    ------     -----
     Total interest earning assets                     26,393     1,875     7.10%       23,598     1,731     7.34%
                                                    ---------    ------                 ------    ------
Non-interest earning assets                               408                                        414
                                                    ---------                                     ------
     Total assets                                     $26,801                                    $24,012
                                                    =========                                    =======

Interest bearing liabilities:
   Savings and interest bearing demand
    deposits                                          $ 4,069       129     3.17%      $ 3,781       122     3.23%
   Time deposits                                       15,634       850     5.44%       16,073       913     5.68%
                                                    ---------    ------     -----      -------    ------     -----
     Total deposits                                    19,703       979     4.97%       19,854     1,035     5.21%
                                                    ---------    ------     -----      -------    ------     -----
   FHLB advances                                          756        42     5.56%            -         -        -
                                                    ---------    ------     -----      -------    ------     -----
     Total interest bearing liabilities                20,459     1,021     4.99%       19,854     1,035     5.21%
                                                    ---------    ------                -------    ------
Non-interest bearing liabilities                          459                              124
                                                    ---------                          -------
     Total liabilities                                 20,918                           19,978

Stockholders' equity                                    5,883                            4,034
                                                    ---------                          -------
   Total liabilities and stockholders' equity         $26,801                          $24,012
                                                    =========                          =======


Net interest income                                              $  854                           $  696
                                                              =========                          =======
Interest rate spread                                                        2.11%                            2.13%
                                                                        =========                          =======
Net interest margin                                                         3.24%                            2.95%
                                                                        =========                          =======
Ratio of average interest earning assets

   to average interest bearing liabilities                                129.00%                          118.86%
                                                                        =========                          =======

----------------------------------------------------------
(1) Average loans receivable includes non-performing loans. Interest income does not include interest on loans 90 days or more past due.
(2) Includes debt securities classified as available for sale and mortgage-backed securities classified as held to maturity.

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


                                                                                   1999 Compared to 1998
                                                                                 Increase (Decrease) Due to
                                                                --------------------------------------------------------------------
                                                                                                      Rate/
                                                                                                      -----
                                                                     Rate            Volume          Volume           Net
                                                                -------------   --------------  --------------  --------------
                                                                                      (In thousands)
             Interest earning assets:
               Loans receivable, net                               $ (47)              $226            $ (7)           $172
               Investment securities                                 (10)               (13)              1             (22)
               Federal Home Loan Bank stock                            -                  -               -               -
               Interest bearing deposits with banks                  (10)                 4               -              (6)
                                                                -------------   --------------  --------------  --------------
                 Total net change in income
                   on interest earning assets                        (67)               217              (6)            144
                                                                -------------   --------------  --------------  --------------
             Interest bearing liabilities:
               Savings and interest bearing
                 demand deposits                                      (2)                 9               -               7
               Time deposits                                         (39)               (25)              1             (63)
               FHLB advances                                           -                  -              42              42
                                                                -------------   --------------  --------------  --------------
                 Total net change in expense
                   on interest bearing liabilities                   (41)               (16)             43             (14)
                                                                -------------   --------------  --------------  --------------
                 Net change in net interest income                  $(26)              $233            $(49)           $158
                                                                =============   ==============  ==============  ==============

Liquidity and Capital Resources

     The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 1999, the Bank had cash and interest-bearing deposits with banks of $2.5 million and securities available for sale with a fair value of $1.1 million.
At December 31, 1999, the Bank also had an available, but undrawn, credit line of $1.9 million from the Federal Home Loan Bank of Indianapolis.

     The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate and residential construction loans. The Bank also invests in U.S. government and agency securities, corporate notes and, to a lesser extent, mortgage-backed securities.

     The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 1999, the Bank had total commitments to extend credit of $887,000. See Note 11 of Notes to Consolidated Financial Statements. At December 31, 1999, the Bank had certificates of deposit scheduled to mature within one year of $8.1 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

     Current Office of Thrift Supervision (OTS) regulations require the Bank to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 4.0% of the average daily balance of its net withdrawable deposits and short-term borrowings. Historically, the Bank has maintained liquidity levels in excess of regulatory requirements.

     The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 1999, the Bank was in compliance with all regulatory capital requirements in effect as of such date with tangible, core and risk-based capital ratios of 14.7%, 14.7% and 25.1%, respectively.

Effect of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates generally have a more significant impact on the Bank's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Market Risk Analysis

     Qualitative Aspects of Market Risk. The Bank's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by increasing the origination of short-term consumer loans, all of which are retained by the Bank for its portfolio. The Bank relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

     Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument nor does the Bank engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange rate risk or commodity price risk.

     The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 400 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report which measures interest rate risk by modeling the change in NPV over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

     The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 1999, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

                                 At December 31, 1999
--------------------------------------------------------------------------------
            Net Portfolio Value
         ----------------------------              Net Portfolio Value as a
 Change        Dollar    Dollar    Percent   Percent of Present Value of Assets
 In Rates      Amount    Change     Change      NPV Ratio          Change (bp)
------------  -------  ---------  --------  -----------------   ----------------

 300bp       $2,428   $(1,480)      (37)%             9.59%              (453)
 200bp        3,007      (954)      (24)             11.29               (283)
 100bp        3,514      (447)      (11)             12.84               (128)
static        3,961         -         -              14.12                  -
(100)bp       4,270       309         8              14.92                 80
(200)bp       4,473       512        13              15.38                126
(300)bp       4,653       691        17              15.75                164


     The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase.

     Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within the Bank's region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

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

Year 2000 Issues

          The year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. Date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause erroneous results, ranging from system malfunctions to incorrect or incomplete processing. As a user of computers, computer software and equipment utilizing embedded microprocessors, failure to resolve year 2000 issues could cause substantial disruption of the Bank's business and could have a material adverse effect on the Bank's business, financial condition or results of operations.

          The Bank established a year 2000 committee in 1997. The committee developed and implemented a comprehensive plan to make all information and non-information technology assets year 2000 compliant. The committee provides periodic reports to the Board of Directors in order to assist the directors in their year 2000 readiness oversight role.

          While there can be no assurances that the Bank's year 2000 plan has effectively addressed the year 2000 issue, the Bank has not been notified, and is unaware of, any vendor or service provider problems related to year 2000 and all systems have performed properly since January 1, 2000. Likewise, the Bank is unaware of any year 2000 issues that have impaired the ability of the Bank's borrowers to repay their debt.

                        [Monroe Shine Logo Letterhead]
                                 MONROE SHINE
                   KNOWLEDGE FOR TODAY...VISION FOR TOMORROW
          222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, IN 47150
                     PHONE: 812.945.2311*FAX: 812.945.2603



                          Independent Auditor's Report



The Board of Directors
PCB Holding Company
Tell City, Indiana

We have audited the accompanying consolidated balance sheets of PCB Holding Company and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCB Holding Company and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Monroe Shine
---------------------------
Monroe Shine
January 18, 2000

                       PCB HOLDING COMPANY AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998


                                                                1999           1998
                                                            -------------  -------------
ASSETS
  Cash and due from banks                                    $   229,761    $    43,327
  Interest bearing deposits with banks                         2,308,724      2,322,875
  Securities available for sale, at fair value                 1,113,197      1,531,994
  Loans, net                                                  24,054,245     20,929,684
  Federal Home Loan Bank stock, at cost                          196,100        196,100
  Premises and equipment                                         227,765        218,271
  Accrued interest receivable:
    Loans                                                        128,675        111,323
    Securities and other                                          26,475         36,463
  Other assets                                                    89,355         49,066
                                                             -----------    -----------

        Total Assets                                         $28,374,297    $25,439,103
                                                             ===========    ===========

LIABILITIES
  Deposits:
    Non-interest bearing demand deposits                     $   173,348    $    13,844
    Savings and interest bearing demand deposits               3,748,590      4,005,692
    Time deposits                                             16,542,278     15,497,155
                                                             -----------    -----------
        Total deposits                                        20,464,216     19,516,691

  Advances from Federal Home Loan Bank                         2,000,000              -
  Accrued interest payable on deposits                             6,151          5,990
  Accrued expenses and other liabilities                          69,986         66,480
                                                             -----------    -----------
        Total Liabilities                                     22,540,353     19,589,161
                                                             -----------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock of $.01 par value per share
    Authorized 1,000,000 shares; none issued                           -              -
  Common stock of $.01 par value per share
    Authorized 4,000,000 shares; issued 412,620 shares
      (396,750 shares in 1998)                                     4,126          3,967
  Additional paid-in capital                                   3,814,458      3,655,917
  Retained earnings-substantially restricted                   2,259,595      2,198,860
  Accumulated other comprehensive income-
    net unrealized loss on securities available for sale         (51,495)        (8,802)
  Unearned stock compensation                                   (144,152)             -
  Treasury stock, at cost - 4,600 shares                         (48,588)             -
                                                             -----------    -----------
        Total Stockholders' Equity                             5,833,944      5,849,942
                                                             -----------    -----------

        Total Liabilities and Stockholders' Equity           $28,374,297    $25,439,103
                                                             ===========    ===========

                       PCB HOLDING COMPANY AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                        Accumulated     Unearned
                                            Additional                     Other          Stock
                                   Common     Paid-In      Retained    Comprehensive     Compen-     Treasury
                                    Stock     Capital      Earnings        Income        sation       Stock        Total

Balances at January 1, 1999         $    -   $        -   $2,109,721        $(18,202)   $       -    $      -    $2,091,519

COMPREHENSIVE INCOME
Net income                               -            -      108,976               -            -           -       108,976
Other comprehensive income:
 Change in unrealized loss on
  securities available for sale,
  net of deferred income tax
  expense of $6,166                      -            -            -           9,400            -           -         9,400
 Less:  reclassification
  adjustment                                                                                                              -
                                                                                                                 ----------
  Total comprehensive
   income                                                                                                           118,376
                                                                                                                 ----------

Issuance of common stock             3,967    3,655,917            -               -            -           -     3,659,884

Cash dividends ($.05 per
  share)                                 -            -      (19,837)              -            -           -       (19,837)
                                   -------  -----------  -----------   -------------   ----------   ---------    ----------
Balances at December 31, 1998        3,967    3,655,917    2,198,860          (8,802)           -           -     5,849,942

COMPREHENSIVE INCOME
Net income                               -            -      125,177               -            -           -       125,117
Other comprehensive income:
 Change in unrealized loss on
  securities available for sale,
  net of deferred income tax
  benefit of $37,905                     -            -            -         (57,791)           -           -       (57,791)
 Less:  reclassification
  adjustment, net of deferred
  tax expense of $9,902                  -            -            -          15,098            -           -        15,098
                                                                                                                 ----------
    Total comprehensive
     income                                                                                                         82,424
                                                                                                                 ----------

Cash dividends ($.16 per
 share)                                  -            -      (64,382)              -            -           -       (64,382)

Purchase of treasury stock
 (4,600 shares)                          -            -            -               -            -     (48,588)      (48,588)

Issuance of 15,870 shares
 for stock compensation plan           159      158,541            -               -     (158,700)          -             -

Stock compensation expense               -            -            -               -       14,548           -        14,548
                                   -------  -----------  -----------   -------------   ----------   ---------    ----------

Balances at December 31, 1999       $4,126   $3,814,458   $2,259,595        $(51,495)   $(144,152)   $(48,588)   $5,833,944
                                   =======  ===========  ===========   =============   ==========   =========    ==========

See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                           1999         1998
                                                         -----------  -----------
INTEREST INCOME
 Loans:
  Real estate mortgage loans                              $1,587,175   $1,490,756
  Other loans                                                103,160       27,177
 Mortgage-backed securities                                        -          813
 Other debt securities                                        72,266       93,354
 Federal Home Loan Bank dividends                             15,688       15,703
 Interest bearing deposits with banks                         97,268      102,700
                                                          ----------   ----------
  Total interest income                                    1,875,557    1,730,503

INTEREST EXPENSE
 Deposits                                                    981,159    1,035,012
 Advances from Federal Home Loan Bank                         41,683            -
                                                          ----------   ----------
  Total interest expense                                   1,022,842    1,035,012
                                                          ----------   ----------

  Net interest income                                        852,715      695,491
 Provision for loan losses                                     6,000            -
                                                          ----------   ----------

 Net interest income after provision for loan losses         846,715      695,491

NON-INTEREST INCOME
 Service charges on deposit accounts                          16,622          220
 Other income                                                 12,630        7,989
                                                          ----------   ----------

  Total non-interest income                                   29,252        8,209
                                                          ----------   ----------

NON-INTEREST EXPENSES
 Compensation and benefits                                   370,856      319,123
 Occupancy and equipment                                      41,886       47,910
 Deposit insurance premiums                                   12,539       13,126
 Net realized loss on sale of securities                      25,000            -
 Other operating expenses                                    220,480      161,411
                                                          ----------   ----------
   Total non-interest expenses                               670,761      541,570
                                                          ----------   ----------

   Income before income taxes                                205,206      162,130

 Income tax expense                                           80,089       53,154
                                                          ----------   ----------

 Net income                                               $  125,117   $  108,976
                                                          ==========   ==========
 Net income per common share, basic                       $      .32   $      .27
                                                          ==========   ==========
 Net income per common share, diluted                     $      .31   $      N/A
                                                          ==========   ==========


See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                       1999          1998
                                                                   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                        $   125,117   $   108,976
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Amortization of premiums and accretion of discounts
    on securities, net                                                  (1,899)        3,981
   Net realized loss on sale of securities                              25,000             -
   Depreciation expense                                                 17,702        17,524
   Stock compensation expense                                           14,548             -
   Deferred income taxes (credit)                                      (11,094)       (1,995)
   Provision for loan losses                                             6,000             -
   Increase in accrued interest receivable                              (7,364)      (15,772)
   Increase (decrease) in accrued interest payable                         161          (184)
   Net change in other assets/liabilities                                2,314        43,866
                                                                   -----------   -----------
     Net Cash Provided By Operating Activities                         170,485       156,396
                                                                   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Net (increase) decrease in interest bearing deposits with banks        14,151    (1,589,155)
 Proceeds from maturity of securities available for sale               350,000     1,735,022
 Purchases of securities available for sale                           (250,000)   (1,935,832)
 Proceeds from sale of securities available for sale                   225,000             -
 Principal collected on mortgage-backed securities                           -        20,162
 Net increase in loans receivable                                   (3,130,561)   (1,634,160)
 Purchase of premises and equipment                                    (27,196)      (37,755)
                                                                   -----------   -----------
  Net Cash Used By Investing Activities                             (2,818,606)   (3,441,718)
                                                                   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in demand and savings deposits                (97,598)      589,444
 Net increase (decrease) in time deposits                            1,045,123      (918,870)
 Advances from Federal Home Loan Bank                                2,000,000             -
 Proceeds from issuance of common stock                                      -     3,659,884
 Purchase of treasury stock                                            (48,588)            -
 Cash dividends paid                                                   (64,382)      (19,837)
                                                                   -----------   -----------
  Net Cash Provided By Financing Activities                          2,834,555     3,310,621

Net Increase in Cash and Due From Banks                                186,434        25,299

Cash and due from banks at beginning of year                            43,327        18,028
                                                                   -----------   -----------

Cash and Due From Banks at End Of Year                             $   229,761   $    43,327
                                                                   ===========   ===========

See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



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

     Consolidation

     The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiary, Peoples Building and Loan Service Corp., which was inactive in 1999 and 1998. All material intercompany balances and transactions have been eliminated in consolidation.

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

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate. In connection with the determination of estimated losses on loan and foreclosed real estate, management obtains appraisals for significant properties.

     While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

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

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998



(1 - continued)



     Loans

     Loans are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank's real estate loan portfolio consists primarily of long-term loans collateralized by first mortgages on single-family residences and multi-family residential property located in the southern Indiana area and commercial real estate loans. In addition to real estate loans, the Bank makes consumer loans and loans secured by savings accounts.

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

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998



(1 - continued)


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

     Stock-Based Compensation

     Under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company will measure and recognize compensation cost related to stock-based compensation plans using the intrinsic value method and disclose the pro forma effect of applying the fair value method contained in SFAS No. 123. Accordingly, no compensation cost will be charged against earnings for stock options granted under the Company's stock-based compensation plans.


(2)  DEBT SECURITIES


     Debt and equity securities have been classified in the balance sheets according to management's intent.

     The Bank's investment in debt securities at December 31, 1999 and 1998 is summarized as follows:


                                               Gross       Gross
                                             Amortized   Unrealized    Unrealized        Fair
                                               Cost        Gains         Losses         Value
     December 31, 1999:
       Securities available for sale:
         U.S. government agency               $1,198,468  $        -   $   (85,271)   $1,113,197
                                              ==========  ==========   ===========    ==========

     December 31, 1998:
       Securities available for sale:
         U.S. government agency               $1,446,953  $    6,396   $    20,855    $1,432,494
         Corporate notes                          99,616           -           116        99,500
                                              ----------  ----------   -----------    ----------

                                              $1,546,569  $    6,396   $    20,971    $1,531,994
                                              ==========  ==========   ===========    ==========

     The amortized cost and fair value of debt securities as of December 31, 1999 by contractual maturity, are shown below.

                                                     Securities Available for Sale
                                                       Amortized         Fair
                                                         Cost           Value
      Due after one year through five years            $  500,000     $  492,467
      Due after five years through ten years              100,000         92,394
      Due after ten years                                 598,468        528,336
                                                      ------------   ------------
                                                       $1,198,468     $1,113,197
                                                      ============   ============

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998


(3)  LOANS RECEIVABLE

     Loans receivable at December 31, 1999 and 1998 consisted of the following:


                                                      1999           1998
                                                   ------------  ------------
Real estate mortgage loans:
 One to four family residential                    $20,218,584    $17,891,615
 Multi-family residential                              506,568        361,699
 Commercial real estate                                597,731        900,758
 Land                                                  510,116        654,006
 Residential construction                            1,210,494        980,000
Loan secured by savings accounts                       263,437        274,559
Consumer loans                                       1,399,111        453,884
                                                   -----------    -----------
                                                    24,706,041     21,516,521
                                                   -----------    -----------
Less:
 Deferred loan origination fees, net                    63,089         63,939
 Undisbursed portion of loans in process               535,072        472,096
 Allowance for loan losses                              53,635         50,802
                                                   -----------    -----------
                                                       651,796        586,837
                                                   -----------    -----------

  Loans receivable, net                            $24,054,245    $20,929,684
                                                   ===========    ===========

     An analysis of the allowance for loan losses is as follows:

       Beginning balances                          $    50,802    $    50,802
       Recoveries                                          243              -
       Loans charged-off                                (3,410)             -
       Provision for loan losses                         6,000              -
                                                   -----------    -----------
       Ending balances                             $    53,635    $    50,802
                                                   ===========    ===========

    The Bank had no loans specifically classified as impaired at December 31, 1999 and 1998.

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

    The following represents the aggregate activity for related party loans which exceeded $60,000 in total:


       Balance, December 31, 1998                       $290,301
       New loans                                         101,988
       Payments                                          (36,922)
                                                        --------

       Balance, December 31, 1999                       $355,367
                                                        ========

(4) PREMISES AND EQUIPMENT

    Premises and equipment consisted of the following:

                                                  1999        1998
                                                  ----        ----
       Land and land improvements                $ 36,000   $ 36,000
       Office building                            378,705    373,194
       Furniture, fixtures and equipment          161,826    140,141
                                                 --------   --------

       Less accumulated depreciation              348,766    331,064
                                                 --------   --------

       Totals                                    $227,765   $218,271
                                                 ========   ========

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998



(5)  DEPOSITS

     The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $2,912,000 at December 31, 1999.

     At December 31, 1999, scheduled maturities of time deposits were as follows:


     Year ending December 31:

         2000                                $ 8,083,329
         2001                                  3,471,676
         2002                                  2,082,742
         2003                                  2,058,105
         2004 and thereafter                     846,426
                                             -----------

           Total                             $16,542,278
                                             ===========

     The Bank held deposits of approximately $548,000 and $552,000 for related parties at December 31, 1999 and 1998, respectively.

     Deposit account balances in excess of $100,000 are not federally insured.

     Interest expense on deposits is summarized as follows:

                                                       1999        1998
                                                     ---------  -----------

     Savings and interest bearing demand deposits     $131,100   $  121,671
     Time deposits                                     850,059      913,341
                                                      --------   ----------

      Totals                                          $981,159   $1,035,012
                                                      ========   ==========

(6)  ADVANCES FROM FEDERAL HOME LOAN BANK

     At December 31, 1999, advances from the Federal Home Loan Bank were as follows:


                                                Rate      Amount
     Advances maturing:
      June 26, 2000                            5.88%   $ 1,000,000
      October 1, 2001                          6.36%     1,000,000
                                                       -----------
                                                       $ 2,000,000
                                                       ===========


     The advances from the Federal Home Loan Bank of Indianapolis are secured under a blanket collateral agreement. At December 31, 1999, eligible collateral included residential mortgage loans with a carrying value of $15,449,110, which were pledged as security under the agreement.

(7)  STOCK-BASED COMPENSATION PLANS

     The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS No. 123, the Company elected to continue to apply the provisions of APB No. 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS No. 123, are presented along with a summary of the plans and awards.

     Stock Options

     The Company's stock option plan provides for the granting of incentive and nonqualified stock options at exercise prices not less than the fair market value of the common stock on the date of grant. All options granted under the plan shall become vested and exercisable at the rate determined by the Board of Directors at the date of grant. Options granted under the plan expire not more than ten years after the date of grant. Payment of the option price may be in cash or shares of common stock at fair market value on the exercise date. Non-employee directors are eligible to receive only nonqualified stock options.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998



(7 - continued)

     The following is a summary of the stock options as of December 31, 1999 and the changes for the year then ended:


                                         Number        Weighted Average
                                        of Shares       Exercise Price
     Outstanding at beginning of year          -                 -
     Granted                              31,734            $10.00
     Exercised                                 -                 -
     Forfeited                                 -                 -
                                          ------
     Outstanding at end of year           31,734             10.00
                                          ======
     Exercisable at end of year           21,816             10.00
                                          ======

     For options outstanding at December 31, 1999, the weighted average remaining contractual life of the options was 9.5 years.

     For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted for the year ended December 31, 1999 was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

     The following assumptions were used for grants during the year ended December 31, 1999:

     Expected dividend yield                       1.59%
     Risk-free interest rate                       5.70%
     Expected volatility                           4.22%
     Expected life options                        10 years
     Weighted average fair value at grant date     $ 2.88


     Had compensation cost for the stock-based compensation plan been determined in accordance with the fair value based accounting method provided by SFAS No. 123, the net income and net income per common share for the year ended December 31, 1999 would have been as follows:

     (In thousands, except per share amounts)


     Pro forma net income                $ 87
     Pro forma net income per share:
      Basic                              $.22
      Diluted                            $.22

     Restricted Stock Compensation Plan

     The Company established a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Company. The shares granted under the plan are in the form of restricted stock vesting over a five-year period beginning with the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholder's equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The maximum number of common shares available for issuance under the plan is 15,870 shares, all of which were awarded in 1999. The terms of the restricted stock compensation plan included a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense recognized for the year ended December 31, 1999 was $14,548.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998




(8)  INCOME TAXES

     The components of income tax expense were as follows:


                                                           1999       1998
                                                        ---------  ---------

     Current                                            $ 91,183    $55,149
     Deferred                                            (11,094)    (1,995)
                                                        --------    --------

      Totals                                            $ 80,089    $53,154
                                                        ========    =======

     Significant components of the Bank's deferred tax assets and liabilities as of December 31, 1999 and 1998 were as follows:


                                                            1999       1998
                                                          ---------  ---------
     Deferred tax assets (liabilities):
      Deferred loan fees and costs                        $ 19,877   $ 20,528
      Allowance for loan losses                             21,246     20,123
      Unrealized loss on securities available for sale      33,776      5,773
      Stock compensation plan                                5,762          -
      Cumulative effect of change to the accrual basis
       of accounting for tax reporting                     (18,407)   (27,611)
      Depreciation                                         (15,062)   (10,718)
                                                          --------

       Net deferred tax asset                             $ 47,192   $  8,095
                                                          ========   ========

     The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:


     Provision at federal statutory tax rate               $69,770   $ 55,124
     State income tax-net of federal tax benefit            14,269      9,445
     Effect of federal graduated rates                      (5,137)   (11,750)
     Other                                                   1,187        335
                                                           -------   --------

      Totals                                               $80,089   $ 53,154
                                                           =======   ========

      Effective tax rate                                      39.0%      32.8%
                                                           =======   ========

     Prior to January 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 1999 include approximately $695,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $236,000 at December 31, 1999.

     Federal legislation repealed the reserve method of accounting for bad debts by qualified thrift institutions for tax years beginning after December 31, 1995. As a result, the Bank will no longer be able to calculate the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income. Instead, the Bank will be required to compute its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation requires the Bank to recapture into taxable income over a six-year period its post-1987 additions to the statutory bad debt reserve, thereby generating additional tax liability. The recapture may be suspended for up to two years, if during those years the Bank satisfies a residential loan requirement. The Bank has no post-1987 reserves subject to recapture.

     The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998



(9)  EMPLOYEE BENEFIT PLANS

     The Bank has a qualified contributory defined benefit plan that allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k).

     The Bank also has a qualified defined contribution money-purchase plan available to all eligible employees. Contributions to the plan are based on a formula set forth in the plan documents.

     The Bank made contributions to these plans of $31,337 and $26,612 for 1999 and 1998, respectively.

(10) CONCENTRATIONS OF CREDIT RISK

     At December 31, 1999, the Bank had concentrations of credit risk with a correspondence bank representing interest bearing deposits with banks in excess of federal deposit insurance limits of $442,000.

(11) COMMITMENTS AND CONTINGENCIES

     In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.


                                                              1999       1998
                                                            ---------  ---------
     Mortgage loans:
      Variable rate                                          $324,000   $179,000
      Fixed rate                                               28,000     54,400

     Undisbursed home improvement loans in process             87,340     22,240
     Undisbursed portion of construction loans in process     447,741    449,866
                                                             --------   --------

      Total commitments to extend credit                     $887,081   $705,506
                                                             ========   ========

(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 11). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

     The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 1999 or 1998.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998


(13) STOCKHOLDERS' EQUITY

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

     Liquidation Account

     Upon completion of the conversion, the Bank established a liquidation account in an amount equal to its retained earnings at December 31, 1997 totaling $2,091,519. The liquidation account will be maintained for the benefit of depositors as of December 31, 1996 eligibility record date (or the March 31, 1998 supplemental eligibility record date) who maintain their deposits in the Bank after conversion.

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

     Dividends

     The payment of dividends by the Bank is subject to regulation by The Office of Thrift Supervision (OTS). The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below regulatory capital requirements imposed by the OTS.

(14) REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory-and-possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital to adjusted total assets (as defined), Tier I (core) capital (as defined) to adjusted total assets, Tier I capital to risk-weighted assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets. Management believes, as of December 31, 1999, the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's categories.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998



(14 - continued)


     The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk in either year.

                                                                              Minimum To Be Well
                                                                              Capitalized Under
                                                       Minimum For Capital    Prompt Corrective
                                          Actual       Adequacy Purposes:    Actions Provisions:
     (Dollars in thousands)           Amount   Ratio     Amount     Ratio      Amount     Ratio
     As of December 31, 1999:
      Total equity capital and
       ratio to total assets          $ 4,140   14.6%
      Adjustments to equity
       capital                             51
                                      -------

      Tangible capital and ratio
       to adjusted total assets       $ 4,191   14.7%      $  426      1.5%
                                      =======              ======

      Tier I (core) capital and
       ratio to adjusted total
       assets                         $ 4,191   14.7%      $1,137      4.0%      $1,421      5.0%
                                      =======              ======                ======

      Tier I capital and ratio
       to risk-weighted assets        $ 4,191   24.8%                            $1,015      6.0%
                                                                                 ======

      Allowance for loan losses            54
                                      -------

      Total risk-based capital
       and ratio to risk-weighted
       assets                         $ 4,245   25.1%      $1,353      8.0%      $1,692     10.0%
                                      =======              ======                ======

      Total assets                    $28,369
                                      =======

      Adjusted total assets           $28,420
                                      =======

      Risk-weighted assets            $16,916
                                      =======

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998


(14 - continued)

                                                                              Minimum To Be Well
                                                                              Capitalized Under
                                                       Minimum For Capital    Prompt Corrective
                                          Actual       Adequacy Purposes:    Actions Provisions:
     (Dollars in thousands)           Amount   Ratio     Amount     Ratio      Amount     Ratio

     As of December 31, 1998:
      Total equity capital and
       ratio to total assets          $ 4,037   15.9%
      Adjustments to equity
       capital                              9
                                      -------

      Tangible capital and ratio
       to adjusted total assets       $ 4,046   15.9%      $  382      1.5%
                                      =======              ======

      Tier I (core) capital and
       ratio to adjusted total
       assets                         $ 4,046   15.9%      $1,018      4.0%      $1,272      5.0%
                                      =======              ======                ======

      Tier I capital and ratio
       to risk-weighted assets        $ 4,046   30.1%                            $  809      6.0%
                                                                                 ======

      Allowance for loan losses            51
                                      -------

      Total risk-based capital
       and ratio to risk-weighted
       assets                         $ 4,097   30.4%      $1,077      8.0%      $1,346     10.0%
                                      =======              ======                ======

      Total assets                    $25,439
                                      =======

      Adjusted total assets           $25,448
                                      =======

      Risk-weighted assets            $13,464
                                      =======

(15) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                         1999         1998
                                                      -----------  -----------
     Cash payments for:
      Interest                                         $1,022,681   $1,035,196
      Taxes                                                92,752       39,763

     Noncash investing activity:
      Proceeds from sale of foreclosed real estate
       financing through loans                                  -       21,233

     Noncash financing activity:
      Issuance of common stock for stock
       compensation plan                                  158,700            -


                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998



(16) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE


                                                              1999       1998
                                                           ----------  ---------
     Basic:
      Net income                                            $ 125,117   $108,976
                                                            =========  =========

      Shares:
       Weighted average common shares outstanding             396,750    396,750
                                                            =========  =========

       Net income per common share, basic                   $    0.32   $   0.27
                                                            =========  =========

      Diluted:
       Net income                                           $ 125,117
                                                            =========

       Shares:
       Weighted average common shares outstanding             396,750
       Add:  Dilutive effect of restricted share awards           686
                                                            ---------
       Weighted average common shares
        outstanding, as adjusted                              397,436
                                                            =========

         Net income per common share, diluted               $    0.31
                                                            =========

     The Company had no potential dilutive common shares in 1998.

(17) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying value and estimated fair value of financial instruments at December 31 are as follows:

                                                               1999                                1998
                                                             --------                             -------
                                                    Carrying              Fair              Carrying        Fair
                                                      Value               Value              Value         Value
                                                                     (In thousands)
 Financial assets:
  Cash and due from banks                               $    230              $    230         $     43   $     43
  Interest bearing deposits with banks                     2,309                 2,309            2,323      2,323
  Securities available for sale                            1,113                 1,113            1,532      1,532
  Loans, net                                              24,054                23,768           20,930     21,498
  Federal Home Loan Bank stock                               196                   196              196        196

 Financial liabilities:
  Deposits                                               (20,464)              (20,328)         (19,517)   (19,705)
  Advances from Federal Home Loan
   Bank                                                   (2,000)               (1,991)               -          -

 Unrecognized financial instruments:
  Commitments to extend credit                                 -                   (13)               -         (3)


     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     Cash and Short-Term Investments

     For cash and short-term investments, including cash and due from banks and interest bearing deposits with banks, the carrying value is a reasonable estimate of fair value.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998

(17 - continued)

     Debt and Equity Securities

     For debt securities, including mortgage-backed securities, the fair values are based on quoted market prices. For restricted equity securities held for investment, the carrying amount is a reasonable estimate of fair value.

     Loans

     The fair value of loans is estimated by discounting the estimated future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposits

     The fair value of savings and demand deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Commitments to Extend Credit

     The majority of commitments to extend credit would result in loans with a market rate of interest if funded. The value of these commitments are the fees that would be charged to customers to enter into similar agreements. For fixed rate loan commitments, the fair value also considers the difference between current levels of interest rates and the committed rates.

(18) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Condensed financial information for PCB Holding Company (parent company only) for the years ended December 31, 1999 and 1998 follows:


                                     Balance Sheets


                                     (In thousands)
                                                         1999      1998
                                                        ------    ------
Assets:
 Cash and interest bearing deposits                    $1,683      $1,817
 Investment in bank subsidiary                          4,140       4,037
 Other assets                                              11           -
                                                       ------      ------
                                                       $5,834      $5,854
                                                       ======      ======

Liabilities and Stockholders' Equity:
 Other liabilities                                     $    -           4
 Stockholders' equity                                   5,834       5,850
                                                       ------      ------
                                                       $5,834      $5,854
                                                       ======      ======

                                     Statements of Income

                                     (In thousands)
Interest income                                        $   36      $   20
Other operating expenses                                   69          15
                                                       ------      ------

 Income (loss) before income taxes and equity in
  undistributed net income of subsidiary                  (33)          5

 Income tax expense (benefit)                             (13)          2
                                                       ------      ------

 Income (loss) before equity in undistributed net
  income of subsidiary                                    (20)         3
 Equity in undistributed net income of subsidiary         145        106
                                                       ------      -----

   Net income                                          $  125     $  109
                                                       ======     ======

                      PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1999 AND 1998


(18 - continued)


                           Statements of Cash Flows

                                (In thousands)
                                                           1999       1998
                                                         ------    -------
 Net income                                              $  125    $   109
 Adjustments to reconcile net income to cash
  provided by operating activities:
   Stock compensation expense                                14          -
   Equity in undistributed net income of subsidiary        (145)      (106)
   Increase in other (used) assets/liabilities, net         (15)         4
                                                         ------    -------
 Net cash provided (used) by operating activities           (21)         7
                                                         ------    -------

 Investing Activities:
  Investment in bank subsidiary                               -     (1,830)

 Financing Activities:
  Proceeds from issuance of common stock                      -      3,660
  Purchase of treasury stock                                (49)         -
  Cash dividends paid                                       (64)       (20)
                                                         ------    -------
  Net cash provided (used) by financing activities         (113)     3,640
                                                         ------    -------

  Net cash increase (decrease) in cash                     (134)     1,817

  Cash at beginning of year                               1,817          -
                                                         ------    -------

  Cash at end of year                                    $1,683    $ 1,817
                                                         ======    =======

--------------------------------------------------------------------------------
                          BOARD OF DIRECTORS/OFFICERS
--------------------------------------------------------------------------------

Directors

James L. Wittmer                      Daniel P. Lutgring
  Retired businessman and investor      Co-owner of Lutgring Bros., Inc.


Howard L. Traphagen                   Marion L. Ress
  Retired businessman                   Retired president and majority owner of
                                        Frederick Sheet Metal, Inc.

James G. Tyler                        Carl D. Smith
  Practicing attorney in Tell City,     President and Chief Executive Officer
  Indiana



Executive Officers

Carl D. Smith
  President and Chief Executive Officer

Clarke A. Blackford
  Vice-President and Treasurer

-------------------------------------------------------------------------------
                             CORPORATE INFORMATION
--------------------------------------------------------------------------------
General Counsel                   Independent Auditors

James G. Tyler                    Monroe Shine & Co., Inc.
717 Jefferson Street              222 East Market Street
P. O. Box 456                     P. O. Box 1407
Tell City, Indiana  47586         New Albany, Indiana  47151-1407

Special Counsel                   Transfer Agent

Muldoon, Murphy & Faucette LLP    Registrar and Transfer Company
5101 Wisconsin Ave., N.W.         10 Commerce Drive
Washington, DC  20016             Crawford, New Jersey  07016


Common Shares

The common shares of the Company are traded on the over-the-counter market through the OTC-Bulletin Board under the symbol "PCBH." As of December 31, 1999, the Company has 253 stockholders of record and 408,020 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

Quarterly market price and dividend information per common share for 1999 is provided below.

                                 First  Second   Third    Fourth

   Market price-end of period      $10    $ 10   $9-3/4   $10-1/2
   Dividends                         -     .08        -       .08


Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Monday, April 24, 2000, at the Hoosier Heights County Club, Highway 237, Tell City, Indiana.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 1999 with the Securities and Exchange Commission. Copies of this annual report and the Company's quarterly reports on Form 10-QSB may be obtained without charge by contacting:

Carl D. Smith
President and Chief Financial Officer
PCB Holding Company
819 Main Street
Tell City, Indiana  47586
(812) 547-7094