Form 10KSB40, Exhibit 13
period 2000-12-31
PCB HOLDING CO
filed 2001-03-26
CIK 1057818

                                  EXHIBIT 13

                Portions of 2000 Annual Report to Stockholders

                                                                      EXHIBIT 13
--------------------------------------------------------------------------------

                              PCB HOLDING COMPANY

--------------------------------------------------------------------------------



                               TABLE OF CONTENTS



                                                                          Page
Letter to Stockholders..................................................      1
Selected Financial and Other Data.......................................    2-3
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.........................   4-11
Independent Auditor's Report............................................     12
Consolidated Financial Statements.......................................  13-16
Notes to Consolidated Financial Statements..............................  17-32
Board of Directors......................................................     33
Corporate Information...................................................     34

                            BUSINESS OF THE COMPANY

     PCB HOLDING COMPANY (the Company) is the holding company for Peoples Community Bank (the Bank).

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

                              PCB HOLDING COMPANY
                                819 Main Street
                           Tell City, Indiana 47586


                              TO OUR SHAREHOLDERS


Fellow Shareholders of PCB Holding Company:

I am pleased to present to you the Annual Report of PCB Holding Company for 2000.

In the year 2000 PCB increased net income by 5.6% and diluted earnings per share increased by 12.9%. Return on equity improved by 8.0%.

During the year we finished an addition to our existing office that will enable us to better handle the additional services and staff we have added. We have finalized plans for a second ATM, which should be in place shortly

In the coming year we have plans to increase our lending staff, begin a capital leveraging program, add a telephone response system and review plans for a branch office. All of these plans are in an effort to improve our operating results and increase shareholder value.

We thank you for your continued support.


Sincerely,

/s/ Carl D. Smith
---------------------------------
Carl D. Smith
President-Chief Executive Officer

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


FINANCIAL CONDITION DATA:                                                 At December 31,
                                                -------------------------------------------------------------------
                                                  2000           1999           1998           1997          1996
                                                  ----           ----           ----           ----          ----
                                                                           (In thousands)
Total assets                                    $ 30,324      $  28,374      $  25,439      $  21,989     $  22,247
Loans receivable, net                             26,459         24,054         20,930         19,296        19,837
Mortgage-backed securities, held to maturity           -              -              -             20            27
Other debt securities available for sale           1,164          1,113          1,532          1,319           812
Cash and interest-bearing deposits (1)             1,776          2,539          2,366            752           977
Deposits                                          22,098         20,464         19,517         19,846        20,194
Advances from Federal Home Loan Bank               2,500          2,000              -              -             -
Stockholders' equity, substantially restricted     5,678          5,834          5,850          2,092         2,018


OPERATING DATA:                                                         Year Ended December 31,
                                                -------------------------------------------------------------------
                                                  2000           1999           1998           1997          1996
                                                  ----           ----           ----           ----          ----
                                                                           (In thousands)
Interest income                                 $  2,181      $   1,882      $   1,731      $   1,646     $   1,726
Interest expense                                   1,239          1,023          1,035          1,107         1,143
                                                -------------------------------------------------------------------
Net interest income                                  942            859            696            539           583
Provision for loan losses                             12              6              -              -             8
                                                -------------------------------------------------------------------
Net interest income after provision
   for loan losses                                   930            853            696            539           575

Noninterest income                                    33             23              8              7            12
Noninterest expense (2)                              755            671            542            448           612
                                                -------------------------------------------------------------------
Income (loss) before income taxes                    208            205            162             98           (25)

Income tax expense (credit)                           76             80             53             28            (8)
                                                -------------------------------------------------------------------
   Net Income (Loss)                            $    132      $     125      $     109      $      70     $     (17)
                                                ===================================================================
PER SHARE DATA:
Net income - basic                              $   0.35      $    0.32       $   0.27            N/A           N/A
Net income - diluted                                0.35           0.31            N/A            N/A           N/A
Dividends                                           0.20           0.16           0.05            N/A           N/A

(1) Includes interest-bearing deposits in other depository institutions.
(2) Includes one-time SAIF assessment of $135,000 in 1996.

----------------------------------------------------------------------
             SELECTED FINANCIAL AND OTHER DATA - CONTINUED
----------------------------------------------------------------------

                                                    2000            1999           1998           1997          1996
                                                    ----            ----           ----           ----          ----
SELECTED FINANCIAL RATIOS:

Performance Ratios:
Return on average assets (1)                         0.45%           0.47%          0.45%          0.31%        -0.07%
Return on average equity (2)                         2.30%           2.13%          2.70%          3.23%        -0.78%
Dividend payout ratio                               58.17%          51.46%         18.20%             -             -
Average equity as a percent of average assets       19.43%          21.95%         16.80%          9.46%         9.36%
Interest rate spread (3)                             2.22%           2.13%          2.13%          1.97%         2.14%
Net interest margin (4)                              3.26%           3.25%          2.95%          2.43%         2.59%
Average interest-earning assets to
   average interest-bearing liabilities            124.33%         129.00%        118.86%        109.19%       108.83%
Noninterest expense as a
   percent of average total assets                   2.56%           2.39%          2.26%          1.95%         2.63%

Capital Ratios:
Tangible                                            14.35%          14.70%         15.90%          9.59%         9.16%
Core                                                14.35%          14.70%         15.90%          9.59%         9.16%
Risk-based                                          25.59%          25.09%         30.43%         18.16%        17.63%

Asset Quality Ratios:
Nonperforming loans as a percent
   of loans receivable, net (5)                      0.73%           0.43%          0.14%             -          0.42%
Nonperforming assets as a
   percent of total assets (6)                       0.63%           0.37%          0.11%             -          0.37%
Allowance for loan losses as a percent
   of gross loans receivable                         0.22%           0.22%          0.24%          0.26%         0.26%
Allowance for loan losses as a
   percent of nonperforming loans                   31.25%          51.92%        175.86%           N/M         62.65%
Net charge-offs as a percent of
   average outstanding loans                         0.02%           0.01%             -           0.01%            -

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

--------------------------------------------------------------------------------
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Forward Looking Statements

     This report may contain forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the Company's current expectations regarding its business strategies and their intended results and its future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

     Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company's actual results, performance and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation: general economic conditions in the market area where the Company operates as well as nationwide; changes in market interest rates and changes in monetary and fiscal policies of the federal government; changes in loan delinquency rates; the effects of competitive products and pricing; legislative and regulatory changes; and other factors disclosed periodically in the Company's filings with the Securities and Exchange Commission.

     Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. The Company assumes no obligation to update any forward-looking statements.

General

     PCB HOLDING COMPANY (the Company) is the parent to its wholly-owned subsidiary, Peoples Community Bank (the Bank). The Bank is a community-oriented financial institution that offers traditional financial services primarily to residents of Perry County, Indiana, and, to a lesser extent, contiguous
counties.   The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate loans, residential construction loans and consumer loans. The Bank invests excess liquidity primarily in U.S. government and agency securities, corporate notes and, to a lesser extent, mortgage-backed securities.

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

     The Bank's current business strategy is to operate as a well-capitalized, locally-owned community bank. This strategy has been implemented in recent years by sustained growth in deposits, emphasizing the origination of residential mortgage and consumer loans in the Bank's primary market area, expanding customer services, and controlling operating expenses.

Comparison of Financial Condition at December 31, 2000 and 1999

     Total assets increased 6.9% from $28.4 million at December 31, 1999 to $30.3 million at December 31, 2000, primarily as a result of an increase in loans receivable, net, which was funded by growth in deposits and advances from the Federal Home Loan Bank.

     Loans receivable, net, were $24.1 million at December 31, 1999 compared to $26.5 million at December 31, 2000, which represents a 10.0% increase. This increase resulted primarily from increases in residential real estate mortgage loans and residential construction loans of $1.3 million, commercial real estate loans of $572,000 and consumer loans of $373,000.

     Securities available for sale, which consist of U.S. government agency obligations, increased 4.6% from $1.1 million at December 31, 1999 to $1.2 million at December 31, 2000. The increase resulted from a decrease in the net unrealized loss during 2000.

     Cash and interest-bearing deposits with banks decreased from $2.5 million at December 31, 1999 to $1.8 million at December 31, 2000. The decrease resulted primarily from the increase in loan originations and the purchase of treasury stock during 2000.

     Total deposits increased from $20.5 million at December 31, 1999 to $22.1 million at December 31, 2000 primarily as a result of the growth in demand and time deposit accounts. The Bank began offering several types of demand deposit accounts in the fourth quarter of 1999. Noninterest-bearing demand deposit accounts and time deposits increased by $424,000 and $1.0 million during 2000, respectively.

     Total stockholders' equity decreased from $5.8 million at December 31, 1999 to $5.7 million at December 31, 2000. Total stockholders' equity increased as a result of retained net income of $55,000 and decreased due to purchases of treasury stock of $273,000.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

     Net income. Net income was $132,000 for 2000, compared to $125,000 for 1999. The increase in net income for 2000 compared to 1999 resulted primarily from an increase in net interest income, offset by an increase in non-interest expense.

     Net interest income. Net interest income increased 9.5% from $853,000 in 1999 to $934,000 for 2000 as a result of an increase in total interest income offset by an increase in interest expense. The average yield on interest-earning assets increased from 7.13% for 1999 to 7.55% for 2000 as a result of a higher yields on the loan and securities portfolios and interest-bearing deposits with banks which increased due to higher market interest rates. The average balance of total interest-earning assets was $26.4 million for 1999 compared to $28.9 million for 2000. The average cost of interest-bearing liabilities increased from 5.00% for 1999 to 5.33% for 2000 as a result of the general increase in market interest rates and a higher average balance in advances from the Federal Home Loan Bank which are higher-cost funding sources. The average balance of total interest-bearing liabilities increased from $20.5 million for 1999 to $23.2 million for 2000 primarily as a result of borrowing from the Federal Home Loan Bank and an increase in time deposits. The interest rate spread for 1999 was 2.13% compared to 2.22% for 2000. For further information see "Average Balance Sheets" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2000 and 1999 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

     Provision for loan losses. The provision for loan losses was $12,000 and $6,000 for 2000 and 1999, respectively. The increase in the provision for loan losses for 2000 compared to 1999 resulted from the growth in the loan portfolio and net charge-offs of $6,000. Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Management's methodology for determining the adequacy of the allowance for loan losses includes quarterly reviews of all loans which have been specifically classified in accordance with regulatory classification guidelines. These loans are assigned an allowance based on an analysis of collateral and other risk factors. Also, for loans not specifically classified, specific inherent loss factors are applied to homogenous categories of loans in the portfolio including residential real estate, commercial real estate, consumer and commercial business loans based on an analysis of the Bank's historical loss experience for these loan categories and of the aggregate loss experience for other banks in its geographical region. The allowance for loan losses was $54,000 and $51,000 at December 31, 2000 and 1999, respectively. Management has deemed this amount as adequate on those dates based on its best estimate of probable known and inherent loan losses. At December 31, 2000, nonperforming loans totaled $192,000 or .63% of total assets. Included in nonperforming loans are loans over 90 days past due secured by one-to-four family residential real estate in the amount of $120,000. These loans are accruing interest as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery.

     Noninterest income. Noninterest income was $33,000 for 2000 compared to $23,000 for 1999. The increase is primarily the result of the introduction of service charges on deposit accounts in late 1999. Also during 2000, the Bank began receiving income from an automated teller machine installed at the Bank's office in March 2000.

     Noninterest expense. Noninterest expense totaled $755,000 for 2000 compared to $671,000 for 1999. The increase for 2000 compared to 1999 resulted primarily from increases in compensation and benefits of $72,000 and an increase in other noninterest expenses of $35,000. Also, during the fourth quarter of 1999, the Bank sold an available for sale debt security and realized a loss of $25,000. Compensation and benefits have increased due to normal salary increases and the adoption in July 1999 of a restricted stock compensation plan. Other noninterest expenses increased in 2000 as compared to 1999 primarily as a result of increases in data processing fees related to additional loan and deposit accounts, professional and consulting fees and other expenses of operating as a public company.

     Income tax expense. Income tax expense decreased from $80,000 for 1999 to $76,000 for 2000 due to a change in state income tax law offset by an increase in net income before income taxes. The effective tax rate for 2000 was 36.4% compared to 39.0% for 1999.

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

                                                                          Year ended December 31,
                                                 -----------------------------------------------------------------------
                                                                   2000                               1999
                                                 -----------------------------------   ---------------------------------
                                                                             Average                           Average
                                                                             -------                           -------
                                                    Average                  Yield/    Average                  Yield/
                                                    -------                  ------    -------                  ------
                                                    Balance      Interest     Cost     Balance      Interest     Cost
                                                    -------      --------     ----     -------      --------     ----
                                                                           (Dollars in thousands)
Interest-earning assets:
   Loans receivable, net (1)                     $    25,518     $   1,987    7.79%    $   22,702   $  1,697    7.48%
   Investment securities                               1,199            74    6.17%         1,379         72    5.20%
   Federal Home Loan Bank stock                          204            17    8.33%           196         16    8.16%
   Interest bearing deposits with banks                1,980           103    5.20%         2,116         97    4.58%
                                                 -------------------------             ---------------------
     Total interest-earning assets                    28,901         2,181    7.55%        26,393      1,882    7.13%
                                                 -------------------------             ---------------------

Noninterest-earning assets                               568                                  408
                                                 -----------                           ----------
     Total assets                                $    29,469                           $   26,801
                                                 ===========                           ==========

Interest-bearing liabilities:
   Savings and interest-bearing demand deposits       $3,355           102    3.04%    $    4,069        131    3.22%
   Time deposits                                      17,437           973    5.58%        15,634        850    5.44%
                                                 -------------------------             ---------------------
     Total deposits                                   20,792         1,075    5.17%        19,703        981    4.98%
                                                 -------------------------             ---------------------

   FHLB advances                                       2,454           164    6.68%           756         42    5.56%
                                                 -------------------------             ---------------------
     Total interest-bearing liabilities               23,246         1,239    5.33%        20,459      1,023    5.00%
                                                 -------------------------             ---------------------

Noninterest-bearing liabilities                          496                                  459
                                                 -----------                           ----------
     Total liabilities                                23,742                               20,918
Stockholders' equity                                   5,727                                5,883
                                                 -----------                           ----------
   Total liabilities and stockholders' equity    $    29,469                           $   26,801
                                                 ===========                           ==========

Net interest income                                              $     942                          $    859
                                                                 =========                          ========

Interest rate spread                                                          2.22%                             2.13%
                                                                            ======                            ======

Net interest margin                                                           3.26%                             3.25%
                                                                            ======                            ======

Ratio of average interest-earning assets
   to average interest-bearing liabilities                                  124.33%                           129.00%
                                                                            ======                            ======

--------------------------------------------------------------------------------------------------------------------

(1) Average loans receivable includes nonperforming loans. Interest income does not include interest on loans 90 days or more past due.

--------------------------------------------------------------------------------

                             RATE/VOLUME ANALYSIS

--------------------------------------------------------------------------------

is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume).

                                                                   2000 Compared to 1999
                                                                 Increase (Decrease) Due to
                                                    --------------------------------------------
                                                                               Rate/
                                                                               -----
                                                       Rate        Volume      Volume      Net
                                                       ----        ------      ------      ---
                                                                        (In thousands)
Interest-earning assets:
   Loans receivable, net                            $      70      $    211    $    9     $  290
   Investment securities                                   13            (9)       (2)         2
   Federal Home Loan Bank stock                             -             1         -          1
   Interest-bearing deposits with banks                    13            (6)       (1)         6
                                                    --------------------------------------------
      Total net change in income
        on interest-earning assets                         96           197         6        299
                                                    --------------------------------------------
Interest-bearing liabilities:
   Savings and interest-bearing demand deposits            (7)          (23)        1        (29)
   Time deposits                                           22            98         3        123
   FHLB advances                                            8            95        19        122
                                                    --------------------------------------------
     Total net change in expense
        on interest-bearing liabilities                    23           170        23        216
                                                    --------------------------------------------
     Net change in net interest income              $      73      $     27    $  (17)    $   83
                                                    ============================================

Selected Quarterly Financial Data for 2000

                                                             First           Second          Third        Fourth
                                                            Quarter          Quarter        Quarter       Quarter
                                                                    (In thousands, except per share data)
Interest income                                             $     508       $     551      $     551     $     571
Interest expense                                                  285             312            318           324
                                                            -------------------------------------------------------
Net interest income                                               223             239            233           247
Provision for loan losses                                           2               2              3             5
                                                            -------------------------------------------------------
Net interest income after provision for loan losses               221             237            230           242
Noninterest income                                                  9              11             10             3
Noninterest expenses                                              183             182            192           198
                                                            -------------------------------------------------------
Income before income taxes                                         47              66             48            47
Income tax expense                                                 18              26             18            14
                                                            -------------------------------------------------------
Net income                                                  $      29       $      40      $      30     $      33
                                                            =======================================================

Net income per common share, basic                          $    0.07       $    0.11      $    0.08     $    0.09
                                                            =======================================================
Net income per common share, diluted                        $    0.07       $    0.10      $    0.08     $    0.09
                                                            =======================================================


Liquidity and Capital Resources

     The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2000, the Bank had cash and interest-bearing deposits with banks of $1.8 million and securities available for sale with a fair value of $1.2 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Indianapolis.

     The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate and residential construction loans. The Bank also invests in U.S. government and agency securities, corporate notes and, to a lesser extent, mortgage-backed securities.

     During the year ended December 31, 2000, the Company used excess capital to repurchase common stock, acquiring 25,110 shares for a total of $273,000. The Company had previously acquired 4,600 shares of common stock for a total of $49,000 during the year ended December 31, 1999.

     The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2000, the Bank had total commitments to extend credit of $1.1 million. See Note 11 of Notes to Consolidated Financial Statements. At December 31, 2000, the Bank had certificates of deposit scheduled to mature within one year of $8.4 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

     The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 2000, the Bank was in compliance with all regulatory capital requirements in effect as of such date with tangible, core and risk-based capital ratios of 14.3%, 14.3% and 25.6%, respectively.

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

     The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report which measures interest rate risk by modeling the change in NPV over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

     The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 2000, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.



                             At December 31, 2000
          ---------------------------------------------------------------
                   Net Portfolio Value           Net Portfolio Value as a
            -----------------------------        ------------------------
Change In     Dollar    Dollar    Percent    Percent of Present Value of Assets
----------    ------    ------    -------    ----------------------------------
Rates (bp)    Amount    Change     Change       NPV Ratio     Change (bp)
----------    ------    ------     ------       ---------     -----------
                              (Dollars in thousands)

  300        $2,930   $(1,244)      (30)%         10.26%         (353)
  200         3,395      (779)      (19)          11.63          (216)
  100         3,819      (355)       (9)          12.83           (96)
 static       4,174         -         -           13.79             -
 (100)        4,444       270         6           14.48            69
 (200)        4,742       568        14           15.24           145
 (300)        5,139       965        23           16.24           245


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

                         [LETTERHEAD OF MONROE SHINE]


                         Independent Auditor's Report



The Board of Directors
PCB Holding Company
Tell City, Indiana

We have audited the accompanying consolidated balance sheets of PCB Holding Company and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCB Holding Company and Subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Monroe Shine

February 21, 2001

                      PCB HOLDING COMPANY AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2000 AND 1999

                                                                           2000          1999
                                                                           ----          ----
ASSETS
  Cash and due from banks                                            $    162,718   $    229,761
  Interest-bearing deposits with banks                                  1,612,882      2,308,724
  Securities available for sale, at fair value                          1,164,361      1,113,197
  Loans, net of allowance for loan losses of $60,006;
    $53,635 in 1999                                                    26,458,789     24,054,245
  Federal Home Loan Bank stock, at cost                                   207,000        196,100
  Premises and equipment                                                  438,817        227,765
  Accrued interest receivable:
    Loans                                                                 163,078        128,675
    Securities and other                                                   27,118         26,475
  Other assets                                                             89,325         89,355
                                                                     ---------------------------

        Total Assets                                                 $ 30,324,088   $ 28,374,297
                                                                     ===========================

LIABILITIES
  Deposits:
    Noninterest-bearing                                              $    597,511   $    173,348
    Interest-bearing                                                   21,500,341     20,290,868
                                                                     ---------------------------
        Total deposits                                                 22,097,852     20,464,216

  Advances from Federal Home Loan Bank                                  2,500,000      2,000,000
  Accrued interest payable                                                  7,357          6,151
  Accrued expenses and other liabilities                                   40,916         69,986
                                                                     ---------------------------
        Total Liabilities                                              24,646,125     22,540,353
                                                                     ---------------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock of $.01 par value per share
    Authorized 1,000,000 shares; none issued                                    -              -
  Common stock of $.01 par value per share
    Authorized 4,000,000 shares; issued 412,620 shares                      4,126          4,126
  Additional paid-in capital                                            3,814,458      3,814,458
  Retained earnings-substantially restricted                            2,314,914      2,259,595
  Accumulated other comprehensive income-
    net unrealized loss on securities available for sale                  (21,182)       (51,495)
  Unearned stock compensation                                            (112,412)      (144,152)
  Treasury stock, at cost - (29,710 shares; 4,600 shares in 1999)        (321,941)       (48,588)
                                                                     ---------------------------
        Total Stockholders' Equity                                      5,677,963      5,833,944
                                                                     ---------------------------

        Total Liabilities and Stockholders' Equity                   $ 30,324,088   $ 28,374,297
                                                                     ===========================

See notes to consolidated financial statements.

                       PCB HOLDING COMPANY AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                             Accumulated     Unearned
                                                Additional                      Other          Stock
                                      Common     Paid-In       Retained     Comprehensive     Compen-     Treasury
                                      Stock      Capital       Earnings        Income         sation        Stock         Total

Balances at January 1,1999           $ 3,967   $ 3,655,917   $ 2,198,860      $  (8,802)     $      -    $        -    $ 5,849,942

COMPREHENSIVE INCOME
Net income                                 -             -       125,117              -             -             -        125,117
Other comprehensive income:
 Change in unrealized loss on
  securities available for sale,
  net of deferred income tax
  benefit of $37,905                       -             -             -        (57,791)            -             -        (57,791)
 Less:  reclassification
  adjustment, net of deferred
  tax expense of $9,902                    -             -             -         15,098             -             -         15,098
                                                                                                                        ----------
 Total comprehensive
  income                                                                                                                    82,424
                                                                                                                        ----------

Cash dividends ($.16 per
 share)                                    -             -       (64,382)             -             -             -        (64,382)

Purchase of treasury stock
 (4,600 shares)                            -             -             -              -             -       (48,588)       (48,588)

Issuance of 15,870 shares
for stock compensation plan              159       158,541             -              -      (158,700)            -              -

Stock compensation expense                 -             -             -              -        14,548             -         14,548
                                     ---------------------------------------------------------------------------------------------

Balances at December 31, 1999          4,126     3,814,458     2,259,595        (51,495)     (144,152)      (48,588)     5,833,944

COMPREHENSIVE INCOME
Net income                                 -             -       132,258              -             -             -        132,258
Other comprehensive income:
 Change in unrealized loss on
  securities available for sale,
  net of deferred income tax
  expense of $19,883
 Less:  reclassification
 adjustment                                -             -             -         30,313             -             -         30,313
                                                                                                                       -----------
  Total comprehensive
   income                                                                                                                  162,571
                                                                                                                       -----------

Cash dividends ($.20 per
share)                                     -             -       (76,939)             -             -             -        (76,939)

Purchase of treasury stock
(25,110 shares)                            -             -             -              -             -      (273,353)      (273,353)

Stock compensation expense                 -             -             -              -        31,740             -         31,740
                                     ---------------------------------------------------------------------------------------------

Balances at December 31, 2000        $ 4,126   $ 3,814,458   $ 2,314,914      $ (21,182)   $ (112,412)   $ (321,941)   $ 5,677,963
                                     =============================================================================================

See notes to consolidated financial statements.

                      PCB HOLDING COMPANY AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                  2000                    1999
                                                                  ----                    ----
INTEREST INCOME
  Loans, including fees                                      $ 1,987,476              $ 1,696,574
  Debt securities, taxable                                        73,823                   72,266
  Federal Home Loan Bank dividends                                16,856                   15,688
  Interest-bearing deposits with banks                           102,613                   97,268
                                                             ------------------------------------
      Total interest income                                    2,180,768                1,881,796
                                                             ------------------------------------

INTEREST EXPENSE
  Deposits                                                     1,074,559                  981,159
  Advances from Federal Home Loan Bank                           164,042                   41,683
                                                             ------------------------------------
      Total interest expense                                   1,238,601                1,022,842
                                                             ------------------------------------

      Net interest income                                        942,167                  858,954

  Provision for loan losses                                       12,250                    6,000
                                                             ------------------------------------
      Net interest income after provision for loan losses        929,917                  852,954
                                                             ------------------------------------

NONINTEREST INCOME
  Service charges on deposit accounts                             24,680                   16,622
  Other income                                                     8,070                    6,391
                                                             ------------------------------------
      Total noninterest income                                    32,750                   23,013
                                                             ------------------------------------

NONINTEREST EXPENSES
  Compensation and benefits                                      443,156                  370,856
  Occupancy and equipment                                         51,275                   41,886
  Deposit insurance premiums                                       4,578                   12,539
  Net realized loss on sale of securities                              -                   25,000
  Other operating expenses                                       255,605                  220,480
                                                             ------------------------------------
      Total noninterest expenses                                 754,614                  670,761
                                                             ------------------------------------

      Income before income taxes                                 208,053                  205,206

  Income tax expense                                              75,795                   80,089
                                                             ------------------------------------

      Net income                                             $   132,258              $   125,117
                                                             ====================================

      Net income per common share, basic                     $       .35              $       .32
                                                             ====================================

      Net income per common share, diluted                   $       .35              $       .31
                                                             ====================================

See notes to consolidated financial statements.

                      PCB HOLDING COMPANY AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                                2000                  1999
                                                                ----                  ----
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                $   132,258            $   125,117
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Amortization of premiums and accretion of discounts
    on securities, net                                            (968)                (1,899)
   Net realized loss on sale of securities                           -                 25,000
   Depreciation expense                                         26,385                 17,702
   Stock compensation expense                                   31,740                 14,548
   Deferred income taxes credit                                 (4,381)               (11,094)
   Provision for loan losses                                    12,250                  6,000
   Increase in accrued interest receivable                     (35,046)                (7,364)
   Increase in accrued interest payable                          1,206                    161
   Net change in other assets/liabilities                      (44,542)                 2,314
                                                           ----------------------------------
    Net Cash Provided By Operating Activities                  118,902                170,485
                                                           ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Net decrease in interest-bearing deposits with banks          695,842                 14,151
 Proceeds from maturity of securities available for sale             -                350,000
 Purchases of securities available for sale                          -               (250,000)
 Proceeds from sale of securities available for sale                 -                225,000
 Purchase of Federal Home Loan Bank stock                      (10,900)                     -
 Net increase in loans receivable                           (2,469,769)            (3,130,561)
 Proceeds from sale of foreclosed real estate                   52,975                      -
 Purchase of premises and equipment                           (237,437)               (27,196)
                                                           ----------------------------------
  Net Cash Used By Investing Activities                     (1,969,289)            (2,818,606)
                                                           ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase in noninterest-bearing deposits                  424,163                159,504
 Net increase in interest-bearing deposits                   1,209,473                788,021
 Repayment of advances from Federal Home Loan Bank            (500,000)                     -
 Advances from Federal Home Loan Bank                        1,000,000              2,000,000
 Purchase of treasury stock                                   (273,353)               (48,588)
 Cash dividends paid                                           (76,939)               (64,382)
                                                           ----------------------------------
  Net Cash Provided By Financing Activities                  1,783,344              2,834,555

Net Increase (Decrease) in Cash and Due From Banks             (67,043)               186,434

Cash and due from banks at beginning of year                   229,761                 43,327
                                                           ----------------------------------

Cash and Due From Banks at End Of Year                     $   162,718            $   229,761
                                                           ==================================

See notes consolidated financial statements.

                      PCB HOLDING COMPANY AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 2000 AND 1999


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations

     PCB Holding Company (the Company) is the thrift holding company of Peoples Community Bank (the Bank), a wholly-owned subsidiary.

     The Bank provides a variety of banking services to customers through its office in Tell City, Indiana. The Bank's primary source of revenue is single-family residential loans.

     Basis of Consolidation

     The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiary, Peoples Building and Loan Service Corp., which was inactive in 2000 and 1999. The statements have been prepared in accordance with generally accepted accounting principles and conform with general practices in the banking industry. Intercompany balances and transactions have been eliminated in consolidation.

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

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains appraisals for significant properties.

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

     Securities Available for Sale

     Securities available for sale consist of debt securities not classified as held to maturity and are stated at fair value. Amortization of premium and accretion of discount are recognized in interest income using the interest method over the remaining period to maturity, adjusted for anticipated maturities. Unrealized gains and losses, net of tax, on securities available for sale are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(1 - continued)

     Loans

     Loans are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank's real estate loan portfolio consists primarily of long-term loans collateralized by first mortgages on single-family residences and multi-family residential property located in the southern Indiana area and commercial real estate loans. In addition to real estate loans, the Bank makes commercial loans, consumer loans, and loans secured by savings accounts.

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

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions, and other risks inherent in the portfolio. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

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

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(1 - continued)

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

     Stock-Based Compensation

     Under the provisions of SFAS 123, Accounting for Stock-Based Compensation, the Company measures and recognizes compensation cost related to stock-based compensation plans using the intrinsic value method and discloses the pro forma effect of applying the fair value method contained in SFAS 123. Accordingly, no compensation cost is charged against earnings for stock options granted under the Company's stock-based compensation plans.

     Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133, as amended by SFAS 138 in June 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of condition and measure those instruments at fair value. The FASB issued SFAS 137, Accounting for Derivative Investments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133, which extended the effective date of implementation of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 also provides that as of the date of initial application of the standard, an entity may transfer any held to maturity securities into the available for sale or trading categories to allow for future designation of the available for sale category as a hedged item and facilitate the transition to this standard. Management has determined that the implementation of this standard will have no impact on the Bank's financial condition and results of operations.

     In September 2000, FASB issued SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The statement replaces SFAS 125, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration.

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(1 - continued)

     The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

     The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures about securitization and collateral accepted need not be reported for periods ending on or before December 15, 2000, for which financial statements are presented for comparative purposes.

     The statement is to be applied prospectively with certain exceptions.
     Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. Management has determined that the implementation of this standard has no impact on the Bank's financial condition or results of operations.

(2)    DEBT SECURITIES

     Debt and equity securities have been classified in the balance sheets according to management's intent.

     Debt securities available for sale at December 31, 2000 and 1999 are summarized as follows:

                                                        Gross        Gross
                                         Amortized   Unrealized   Unrealized       Fair
                                           Cost        Gains        Losses        Value
  December 31, 2000:

   U.S. government agency
   securities                            $1,199,436   $      -    $   35,075    $1,164,361
                                         =================================================

  December 31, 1999:

   U.S. government agency
   securities                            $1,198,468   $      -    $   85,271    $1,113,197
                                         =================================================

The amortized cost and fair value of debt securities as of December 31, 2000 by contractual maturity, are shown below.

                                                               Securities Available for Sale
                                                                   Amortized        Fair
                                                                     Cost          Value
 Due within one year                                            $  250,000    $  249,823
 Due after one year through five years                             250,000       249,194
 Due after five years through ten years                            100,000        97,844
 Due after ten years                                               599,436       567,500
                                                                ----------    ----------

                                                                $1,199,436    $1,164,361
                                                                ==========    ==========

Gross losses of $25,000 were realized on sales of available for sale securities during the year ended December 31, 1999.

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(3)  LOANS

     Loans receivable at December 31, 2000 and 1999 consisted of the following:

                                                                          2000           1999
                                                                          ----           ----
      Real estate mortgage loans:
       One to four family residential                                 $21,167,882    $20,218,584
       Multi-family residential                                           484,280        506,568
       Commercial real estate                                           1,169,619        597,731
       Land                                                               828,171        510,116
       Residential construction                                         1,550,032      1,210,494
      Loan secured by savings accounts                                    152,283        263,437
      Commerical business                                                  45,244              -
      Consumer loans                                                    1,772,399      1,399,111
                                                                      --------------------------
                                                                       27,169,910     24,706,041
                                                                      --------------------------
      Less:
       Deferred loan origination fees, net                                 61,356         63,089
       Undisbursed portion of loans in process                            589,759        535,072
       Allowance for loan losses                                           60,006         53,635
                                                                      --------------------------
                                                                          711,121        651,796
                                                                      ==========================

        Loans receivable, net                                         $26,458,789    $24,054,245
                                                                      ==========================

       An analysis of the allowance for loan losses is as follows:

                                                                           2000           1999
                                                                           ----           ----
       Beginning balances                                             $    53,635    $    50,802
       Recoveries                                                           1,998            243
       Loans charged-off                                                   (7,877)        (3,410)
       Provision for loan losses                                           12,250          6,000
                                                                      --------------------------

       Ending balances                                                $    60,006    $    53,635
                                                                      ==========================

     The Bank had no loans specifically classified as impaired at December 31, 2000 and 1999.

     The Bank has entered into loan transactions with certain directors, officers, employees and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than normal risk of collectibility or present other unfavorable features.

     The following represents the aggregate activity for related party loans:

      Balance, December 31, 1999                         $ 355,367
      New loans                                             93,175
      Payments                                            (118,273)
                                                          --------

      Balance, December 31, 2000                         $ 330,269
                                                         =========

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(4)  PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following:

                                             2000       1999
                                             ----       ----

     Land and land improvements            $141,000   $ 36,000
     Office building                        423,997    378,705
     Furniture, fixtures and equipment      248,971    161,826
                                           -------------------
                                            813,968    576,531
     Less accumulated depreciation          375,151    348,766
                                           -------------------

      Totals                               $438,817   $227,765
                                           ===================

(5)  DEPOSITS

     The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $3,068,000 and $2,912,000 at December 31, 2000 and 1999, respectively. Deposit account balances in excess of $100,000 are not federally insured.

     At December 31, 2000, scheduled maturities of time deposits were as follows:

        Year ending December 31:

         2001                                $ 8,411,684
         2002                                  5,242,249
         2003                                  2,408,488
         2004                                  1,100,149
         2005 and thereafter                     428,317
                                             -----------
           Total                             $17,590,887
                                             ===========

     The Bank held deposits of approximately $797,000 and $548,000 for related parties at December 31, 2000 and 1999, respectively.


     Interest expense on deposits is summarized as follows:

                                                          2000       1999
                                                          ----       ----

     Savings and interest-bearing demand deposits     $  101,908   $131,100
     Time deposits                                       972,651    850,059
                                                      ---------------------

      Totals                                          $1,074,559   $981,159
                                                      =====================

(6)  ADVANCES FROM FEDERAL HOME LOAN BANK

     At December 31, 2000 and 1999, advances from the Federal Home Loan Bank were as follows:

                                                           2000         1999
                                                           ----         ----
      5.88% advance maturing June 26, 2000              $        -   $1,000,000
      6.83% advance maturing March 25, 2001                500,000            -
      6.36% advance maturing October 1, 2001             1,000,000    1,000,000
      7.11% advance maturing April 14, 2003              1,000,000            -
                                                        ----------   ----------

      Totals                                            $2,500,000   $2,000,000
                                                        ==========   ==========

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(6 - continued)

     The advances from the Federal Home Loan Bank of Indianapolis are secured under a blanket collateral agreement. At December 31, 2000, eligible collateral pledged as collateral under this agreement included residential mortgage loans with a carrying value of $17,754,236 and available for sale securities with a carrying value of $1,164,361.

(7)  STOCK-BASED COMPENSATION PLANS

     The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS 123, the Company elected to continue to apply the provisions of APB 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS 123, are presented along with a summary of the plans and awards.

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

     There were no stock options granted, exercised, or forfeited during the year ended December 31, 2000.

     The following is a summary of the stock options as of December 31, 2000 and 1999 and the changes for the years then ended:

                                                  2000                    1999
                                         ---------------------   ----------------------
                                                      Weighted                 Weighted
                                                       Average                  Average
                                            Number    Exercise       Number    Exercise
                                         of Shares       Price    of Shares       Price
     Outstanding at beginning of year       31,734      $10.00            -      $    -
     Granted                                     -           -       31,734       10.00
     Exercised                                   -           -            -           -
     Forfeited                                   -           -            -           -
                                            ------                ---------

     Outstanding at end of year             31,734      $10.00       31,734      $10.00
                                            ======                =========

     Exercisable at end of year             31,734      $10.00       21,816      $10.00
                                            ======                =========

     For options outstanding at December 31, 2000, the weighted average remaining contractual life of the options was 8.5 years.

     For purposes of providing the pro forma disclosures required under SFAS 123, the fair value of stock options granted for the year ended December 31, 1999 was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999

(7 - continued)

     The following assumptions were used for grants during the year ended December 31, 1999:

     Expected dividend yield                       1.59%
     Risk-free interest rate                       5.70%
     Expected volatility                           4.22%
     Expected life options                        10 years
     Weighted average fair value at grant date    $  2.88

     Had compensation cost for the stock-based compensation plan been determined in accordance with the fair value based accounting method provided by SFAS 123, the net income and net income per common share for the year ended December 31, 2000 and 1999 would have been as follows:

                                                   2000    1999
                                                  -----   -----
     (In thousands, except per share amounts)

     Pro forma net income                         $ 115   $  87
     Pro forma net income per share:
      Basic                                       $0.30   $0.22
      Diluted                                     $0.30   $0.22


     Restricted Stock Compensation Plan

     The Company established a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Company. The shares granted under the plan are in the form of restricted stock vesting over a five-year period beginning with the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholder's equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The maximum number of common shares available for issuance under the plan is 15,870 shares, all of which were awarded in 1999. The terms of the restricted stock compensation plan included a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense recognized for the years ended December 31, 2000 and 1999 was $31,740 and $14,548, respectively.

(8)  INCOME TAXES

     The components of income tax expense were as follows:

                                                2000         1999
                                             -------     --------

     Current                                 $80,176     $ 91,183
     Deferred                                 (4,381)     (11,094)
                                             --------------------

      Totals                                 $75,795     $ 80,089
                                             ====================

                      PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999

(8 - continued)

     Significant components of the Bank's deferred tax assets and liabilities as of December 31, 2000 and 1999 were as follows:

                                                              2000       1999
                                                              ----       ----
     Deferred tax assets (liabilities):
      Deferred loan fees and costs                        $ 19,525   $ 19,877
      Allowance for loan losses                             22,915     21,246
      Unrealized loss on securities available for sale      13,893     33,776
      Stock compensation plan                                5,730      5,762
      Cumulative effect of change to the accrual basis
       of accounting for tax reporting                      (9,152)   (18,407)
      Depreciation                                         (21,221)   (15,062)
                                                            -----------------

       Net deferred tax asset                             $ 31,690   $ 47,192
                                                            =================

     The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

                                                              2000       1999
                                                              ----       ----

     Provision at federal statutory tax rate              $70,738    $69,770
     State income tax-net of federal tax benefit           10,999     14,269
     Effect of federal graduated rates                     (4,221)    (5,137)
     Other                                                 (1,721)     1,187
                                                          ------------------

      Totals                                              $75,795    $80,089
                                                          ==================

      Effective tax rate                                     36.4%      39.0%
                                                          ==================

     Prior to January 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2000 include approximately $695,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $236,000 at December 31, 2000.

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

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999


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

     The Bank made contributions to these plans of $32,455 and $31,337 for 2000 and 1999, respectively.

(10) CONCENTRATIONS OF CREDIT RISK

     At December 31, 2000, the Bank had a concentration of credit risk with a correspondence bank in excess of the federal deposit insurance limit in the amount of $303,000.

(11) COMMITMENTS AND CONTINGENCIES

     In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

                                                                    2000       1999
                                                                    ----       ----
     Mortgage loans:
      Variable rate                                           $   63,000   $324,000
      Fixed rate                                                 383,000     28,000
      Fixed rate commercial real estate loans                     35,000          -
     Undisbursed home improvement loans in process               556,115     87,340
     Undisbursed portion of construction loans in process         33,643    447,741
                                                              ---------------------

      Total commitments to extend credit                      $1,070,758   $887,081
                                                              =====================

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

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999

(12 - continued)

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

     The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 2000 or 1999.

(13) STOCKHOLDERS' EQUITY

     Conversion and Offering

     As part of the conversion completed on July 1, 1998, the Bank became a wholly-owned subsidiary of the Company which offered common stock to certain current and former deposit and borrower customers of the Bank in a subscription offering. The Company issued 396,750 shares of common stock with gross proceeds of $3,967,500 as a result of the offering. Total expenses in connection with the conversion and offering amounted to $307,616 and were charged against the gross offering proceeds.

     Liquidation Account

     Upon completion of its conversion from mutual to stock form, the Bank established a liquidation account in an amount equal to its retained earnings at December 31, 1997 totaling $2,091,519. The liquidation account will be maintained for the benefit of depositors as of December 31, 1996 eligibility record date (or the March 31, 1998 supplemental eligibility record date) who maintain their deposits in the Bank after conversion.

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

                       PCB HOLDING COMPANY AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999

(14 - continued)

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital to adjusted total assets (as defined), Tier I (core) capital (as defined) to adjusted total assets, Tier I capital to risk-weighted assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets. Management believes, as of December 31, 2000, the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2000, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's categories.

     The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk in either year.

                                                                             Minimum To Be Well
                                                                              Capitalized Under
                                                       Minimum For Capital    Prompt Corrective
                                          Actual       Adequacy Purposes:    Actions Provisions:
     (Dollars in thousands)           Amount   Ratio     Amount     Ratio      Amount     Ratio
     As of December 31, 2000:
      Total equity capital and
       ratio to total assets          $ 4,332   14.3%
      Adjustments to equity
       capital                             21
                                      -------

      Tangible capital and ratio
       to adjusted total
       assets                         $ 4,353   14.3%    $    455      1.5%
                                        =====                 ===

      Tier I (core) capital and
       ratio to adjusted total
       assets                         $ 4,353   14.3%    $  1,214      4.0%    $  1,517      5.0%
                                        =====               =====                 =====

      Tier I capital and ratio
       to risk-weighted assets        $ 4,353   25.3%                          $  1,035      6.0%
                                                                                  =====

      Allowance for loan losses            60
                                      -------

      Total risk-based capital
       and ratio to risk-weighted
       assets                         $ 4,413   25.6%    $  1,379      8.0%    $  1,724     10.0%
                                        =====               =====                 =====

      Total assets                    $30,318
                                       ======

      Adjusted total assets           $30,339
                                       ======

      Risk-weighted assets            $17,242
                                       ======

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(14 - continued)

                                                                               Minimum To Be Well
                                                                                Capitalized Under
                                                         Minimum For Capital    Prompt Corrective
                                            Actual        Adequacy Purposes:   Actions Provisions:
     (Dollars in thousands)            Amount    Ratio    Amount     Ratio      Amount     Ratio
      As of December 31, 1999:
       Total equity capital and
        ratio to total assets          $ 4,140   14.6%
       Adjustments to equity
        capital                             51
                                       -------

       Tangible capital and ratio
        to adjusted total assets       $ 4,191   14.7%     $  426      1.5%
                                         =====              =====

       Tier I (core) capital and
        ratio to adjusted total
        assets                         $ 4,191   14.7%     $1,137      4.0%       $1,421     5.0%
                                         =====              =====                  =====

       Tier I capital and ratio
        to risk-weighted
        assets                         $ 4,191   24.8%                            $1,015     6.0%
                                                                                   =====

       Allowance for loan losses            54
                                       -------

       Total risk-based capital
        and ratio to risk-weighted
        assets                         $ 4,245   25.1%     $1,353      8.0%       $1,692    10.0%
                                         =====              =====                  =====

       Total assets                    $28,369
                                        ======

       Adjusted total assets           $28,420
                                        ======

       Risk-weighted assets            $16,916
                                        ======

(15) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                      2000             1999
                                                      ----             ----

     Cash payments for:
      Interest                                     $1,237,395        $1,022,681
      Taxes                                           115,409            92,752

     Noncash investing activity:
      Transfers from loans to real estate
       acquired through foreclosure                    52,992                 -

     Noncash financing activity:
      Issuance of common stock for stock-based
       compensation plan                                    -           158,700

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(16) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

                                                             2000       1999
                                                             ----       ----

     Basic:
      Net income                                           $132,258   $ 125,117
                                                           ========   =========

      Shares:
       Weighted average common shares outstanding           377,829     396,750
                                                           ========   =========

       Net income per common share, basic                  $   0.35   $    0.32
                                                           ========   =========

      Diluted:
       Net income                                          $132,258   $125, 117
                                                           ========   =========

       Shares:
        Weighted average common shares outstanding          377,826     396,750
        Add: Dilutive effect of outstanding options           2,553           -
        Add: Dilutive effect of restricted share awards       1,559         686
                                                           --------   ---------
        Weighted average common shares
         outstanding, as adjusted                           381,938     397,436
                                                           ========   =========

         Net income per common share, diluted              $   0.35   $    0.31
                                                           ========   =========

(17) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value and estimated fair value of financial instruments at December 31 are as follows:

                                                                      2000                  1999
                                                                      ----                  ----
                                                                Carrying    Fair      Carrying    Fair
                                                                 Value      Value      Value      Value
                                                                             (In thousands)
      Financial assets:
       Cash and due from banks                                  $   163    $   163    $   230    $   230
       Interest-bearing deposits with banks                       1,613      1,613      2,309      2,309
       Securities available for sale                              1,164      1,164      1,113      1,113
       Loans, net                                                26,459     26,448     24,054     23,768
       Federal Home Loan Bank stock                                 207        207        196        196

      Financial liabilities:
       Deposits                                                  22,098     22,130     20,464     20,328
       Advances from Federal Home Loan
        Bank                                                      2,500      2,528      2,000      1,991

      Unrecognized credit related
       financial instruments:
       Liability for commitments to extend credit                     -        113          -         13

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(17 - continued)

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     Cash and Short-Term Investments

     For cash and short-term investments, including cash and due from banks and interest bearing deposits with banks, the carrying value is a reasonable estimate of fair value.

     Debt and Equity Securities

     For debt securities, the fair values are based on quoted market prices. For restricted equity securities held for investment, the carrying amount is a reasonable estimate of fair value.

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

(18) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Condensed financial information for PCB Holding Company (parent company only) for the years ended December 31, 2000 and 1999 follows:


                                Balance Sheets

                                (In thousands)

                                                   2000     1999
                                                   ----     ----
Assets:
 Cash on deposit with subsidiary bank             $1,318   $1,683
 Investment in bank subsidiary                     4,332    4,140
 Other assets                                         28       11
                                                  ------   ------
                                                  $5,678   $5,834
                                                  ======   ======

Stockholders' equity                              $5,678   $5,834
                                                  ======   ======

                      PCB HOLDING COMPANY AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(18 - continued)

                             Statements of Income


                                                              2000      1999
                                                              ----      ----
                                (In thousands)

     Interest income                                         $   29    $   36
     Other operating expenses                                    80        69
                                                             ------    ------

      Loss before income taxes and equity in
       undistributed net income of subsidiary                   (51)      (33)

      Income tax benefit                                        (21)      (13)
                                                             ------    ------

      Loss before equity in undistributed net
       income of subsidiary                                     (30)      (20)
      Equity in undistributed net income of subsidiary          162       145
                                                             ------    ------

        Net income                                           $  132    $  125
                                                             ======    ======


                           Statements of Cash Flows

                                (In thousands)

     Net income                                              $  132    $  125
     Adjustments to reconcile net income to cash
      provided by operating activities:
       Stock compensation expense                                32        14
       Equity in undistributed net income of subsidiary        (162)     (145)
       Increase in other assets                                 (17)      (15)
                                                             ------    ------
     Net cash used by operating activities                      (15)      (21)
                                                             ------    ------

     Financing Activities:
      Purchase of treasury stock                               (273)      (49)
      Cash dividends paid                                       (77)      (64)
                                                             ------    ------
      Net cash used by financing activities                    (350)     (113)
                                                             ------    ------

      Net decrease in cash                                     (365)     (134)

      Cash at beginning of year                               1,683     1,817
                                                             ------    ------

      Cash at end of year                                    $1,318    $1,683
                                                             ======    ======

--------------------------------------------------------------------------------

                          BOARD OF DIRECTORS/OFFICERS

--------------------------------------------------------------------------------

Directors

David L. Lasher                                       Daniel P. Lutgring
  Executive Vice President of Perry County Spencer     Co-owner of Lutgring Bros., Inc.
  Rural Telephone


Howard L. Traphagen                                   Mark L. Ress
 Retired businessman                                   President of Fredericks Sheet Metal


James G. Tyler                                        Carl D. Smith
 Practicing attorney in Tell City, Indiana             President and Chief Executive Officer

Executive Officers

Carl D. Smith
 President and Chief Executive Officer

Clarke A. Blackford
 Vice-President and Treasurer

--------------------------------------------------------------------------------

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

Muldoon Murphy & Faucette LLP                 Registrar and Transfer Company
5101 Wisconsin Ave., N.W.                     10 Commerce Drive
Washington, DC  20016                         Crawford, New Jersey  07016

Common Shares

The common shares of the Company are traded on the over-the-counter market through the OTC-Bulletin Board under the symbol "PCBH.OB." As of December 31, 2000, the Company has 247 stockholders of record and 382,910 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

Quarterly market price (where available) and dividend information per common share for 2000 and 1999 is provided below. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                             Market price
                           High        Low        Dividends  end of period

     2000:
       First Quarter      $11.50     $10.38        $   -         $10.38
       Second Quarter      13.00      10.25         0.10          11.13
       Third Quarter       11.38      10.63            -          11.38
       Fourth Quarter      11.38      10.88         0.10          11.00

     1999:
       First Quarter         N/A        N/A        $   -         $10.00
       Second Quarter        N/A        N/A         0.08          10.00
       Third Quarter         N/A        N/A            -           9.75
       Fourth Quarter      10.50       9.75         0.08          10.50


Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Monday, April 23, 2001, at the Hoosier Heights County Club, Highway 237, Tell City, Indiana.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 2000 with the Securities and Exchange Commission. Copies of this annual report and the Company's quarterly reports on Form 10-QSB may be obtained without charge by contacting:

Carl D. Smith
President and Chief Executive Officer
PCB Holding Company
819 Main Street
Tell City, Indiana  47586     (812) 547-7094

The Company's Annual Report and Quarterly Reports are also available through the Securities and Exchange Commission's internet website (www.sec.gov).